Exhibit 99.1

Prima Biomed Australian Cancer Treatment Company ASX Announcement Release Code: PRR 13 May 2013 ENTITLEMENT OFFER PROSPECTUS AND APPENDIX 3B Prima BioMed Ltd ABN 90 009 237 889 (Company or Prima) is pleased to provide the prospectus (Prospectus) relating to its recently announced entitlement offer of options (Entitlement Offer) which was lodged with the Australian Securities and Investments Commission (ASIC) earlier today. The Entitlement Offer is an offer to the Company’s eligible existing shareholders (as that term is defined in the Prospectus) to acquire options (Options) on the basis of 1 Option for every 4 shares held on the Entitlement Offer record date of 5.00 pm on Tuesday, 21 May 2013. Prima wishes to advise that the Prospectus, together with a personalised entitlement and acceptance form, is expected to be mailed to eligible existing shareholders on Friday, 24 May 2013. Should shareholders have any questions about the Entitlement Offer, please contact the Company’s shareholder enquiry line on 1300 737 760 (within Australia) or +61 2 9290 9600 (outside Australia). An Appendix 3B in relation to Entitlement Offer and a notice to holders of unquoted options in the Company are also attached. It is important that each shareholder carefully review the Prospectus as well as all Company information as announced to ASX. Shareholders should seek independent and qualified legal and/or financial advice before making an investment. Yours sincerely Deanne Miller General Counsel & Company Secretary About Prima BioMed Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

Disclaimer The Prospectus is available and copies can be obtained by calling the Company’s shareholder enquiry line between 8.15 am and 5.30 pm (Sydney time) during the period from and including the date on which the Entitlement Offer opens until and including the date on which the Entitlement Offer closes on 1300 737 760 (from within Australia) or +61 2 9290 9600 (from outside Australia). Offers of Options under the Entitlement Offer will be made in, or accompanied by a copy of, the Prospectus. Prospective investors should consider the Prospectus in deciding whether to acquire Options under the Entitlement Offer. Prospective investors who want to acquire Options under the Entitlement Offer will need to complete an application form that is in or accompanies the Prospectus. The information contained in this announcement does not constitute an offer to sell securities or the solicitation of an offer to buy, or recommendation for investment in, any securities or financial products within the United States or any other jurisdiction and does not and will not form any part of any contract for the acquisition of shares in the Company. In the United States, securities may not be sold absent registration or an exemption from registration under the Securities Act. The information in this announcement is not intended as financial advice. Moreover, none of the information in this announcement is intended as a prospectus within the meaning of the applicable laws of any jurisdiction and this announcement is not directed to any person in any country in which the distribution of such information is unlawful. Moreover, you should be aware of the fact that investments in undertakings, securities or other financial instruments involve risks. Past results do not guarantee future performance. This announcement contains certain “forward-looking” statements. The words “intends”, “expected”, “proposed”, “forecast”, “target”, and “will” and other similar expressions are intended to identify forward looking statements. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. There can be no assurance that actual outcomes will not differ materially from these statements. This dates referred to in this announcement are indicative only and subject to change. Prima reserves the right, subject to the listing rules of the ASX and the Corporations Act, to alter the dates at its discretion, without prior notice.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5 Appendix 3B New issue announcement, application for quotation of additional securities and agreement Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13 Name of entity Prima BioMed Ltd (Company) ABN 90 009 237 889 We (the entity) give ASX the following information. Part 1 - All issues You must complete the relevant sections (attach sheets if there is not enough space). 1 +Class of +securities issued or to be issued 2 Number of +securities issued or to be issued (if known) or maximum number which may be issued Quoted options to acquire ordinary shares in the Company (each, an Option). Approximately 315,599,617 Options (subject to the effects of rounding, among other things) under a non-renounceable pro rata entitlement offer of 1 Option for every 4 shares in the Company held on the record date (Entitlement Offer). For further detail in relation to the precise number of Options that may be issued under the Entitlement Offer please see paragraphs 3 and 4 of Section 3 of the prospectus prepared in connection with the Entitlement Offer and lodged with ASIC and given to ASX on or about the date of this Appendix 3B (Prospectus). + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 1

3 Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) 4 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities If the additional +securities do not rank equally, please state: the date from which they do the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment 5 Issue price or consideration 6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets) The principal terms of the Options include: - Issue price: A$0.02; - Exercise price: A$0.20; and - Expiry date: on or before 5.00 pm (Sydney time) on Monday, 19 June 2017. Each Option is exercisable for one ordinary share in the capital of the Company. No. New shares issued upon the exercise of Options will however rank equally in all respects with existing shares from the date of issue. A$0.02 per Option. As set out in the Prospectus, the gross proceeds of the Entitlement Offer (and together with the gross proceeds of the SPP (defined below), which is currently being conducted by the Company) will be used to: - co-fund up to three phase 2 trials of CVac in additional cancer indications and continue the ongoing clinical program; - continue CVac manufacturing optimisation programs to move toward a commercially successful and global product manufacturing platform; - provide general working capital for the Company and add security to the balance sheet; and - pay the costs of the Entitlement Offer (and the SPP).

6a Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i 6b The date the security holder resolution under rule 7.1A was passed 6c Number of +securities issued without security holder approval under rule 7.1 6d Number of +securities issued with security holder approval under rule 7.1A 6e Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting) 6f Number of +securities issued under an exception in rule 7.2 6g If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3 Include the +issue date and both values. Include the source of the VWAP calculation. 6h If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements 6i Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements No. N/A. N/A. N/A. N/A. N/A. N/A. \ N/A. N/A. + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 3

7 +Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

It is expected that the issue date for the Options to be issued under the Entitlement Offer will be Tuesday, 18 June 2013.

8 Number and +class of all +securities quoted on ASX (*including* the +securities in section 2 if applicable)

Number	+Class
1,066,063,388	Ordinary fully paid shares (ASX: PRR).
Up to approximately 315,599,617	Options (ASX: PRRO).

9 **Number and +class of all** +securities not quoted on ASX (*including* the +securities in section 2 if applicable)

Number	+Class - Options		
Amount	**Exercise Price**	**Expiration Date**	**ASX Code**
1,884,253	$0.2685	9 November 2014	PRRAS
1,884,253	$0.2360	8 December 2014	PRRAU
1,061,411	$0.2271	12 January 2015	PRRAY
1,118,211	$0.2345	12 February 2015	PRRAW
1,075,269	$0.2277	18 March 2015	PRRAZ
500,000	$0.2500	6 May 2015	PRRAC
1,055,011	$0.2351	19 May 2015	PRRAD
32,500,000	$0.2000	6 December 2013	PRRAL
2,000,000	$0.1000	6 December 2014	PRRAL
500,000	$0.1000	26 August 2014	PRRAL
740,741	$0.3390	1 February 2016	PRRAL
100,000	$0.2790	3 November 2014	PRRAL
100,000	$0.2329	3 January 2015	PRRAL
2,800,000	$0.1850	1 August 2015	PRRAL
200,000	$0.1730	20 February 2016	PRRAL
47,519,149	**Total**		

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No change.

Part 2 - Pro rata issue

11 Is security holder approval required?

No.

12 Is the issue renounceable or non-renounceable?

Non-renounceable.

13 Ratio in which the +securities will be offered

1 Option for every 4 shares held on the record date.

14 +Class of +securities to which the offer relates 15 +Record date to determine entitlements 16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements 17 Policy for deciding entitlements in relation to fractions 18 Names of countries in which the entity has security holders who will not be sent new offer documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7. 19 Closing date for receipt of acceptances or renunciations 20 Names of any underwriters 21 Amount of any underwriting fee or commission 22 Names of any brokers to the issue Quoted options to acquire ordinary shares in the Company. 5.00 pm (Sydney time) on Tuesday, 21 May 2013. No. Where fractions arise in the calculation of entitlements, they will be rounded up to the nearest number of Options. All countries except Australia and New Zealand and such other jurisdictions into which the Company decides to make offers under applicable exceptions from the requirement to issue a prospectus in those jurisdictions. It is expected that the closing time and date for receipt of acceptances under the Entitlement Offer will be 5.00 pm (Sydney time) on Friday, 7 June 2013. N/A. N/A. Ord Minnett Limited (Manager). + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 5

23 Fee or commission payable to the broker to the issue 24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders 25 If the issue is contingent on security holders’ approval, the date of the meeting 26 Date entitlement and acceptance form and offer documents will be sent to persons entitled 27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders 28 Date rights trading will begin (if applicable) 29 Date rights trading will end (if applicable) 30 How do security holders sell their entitlements in full through a broker 31 How do security holders sell part of their entitlements through a broker and accept for the balance 32 How do security holders dispose The Company has agreed to pay the Manager a fixed fee of $150,000 (excluding GST and disbursements) in relation to the services provided by the Manager in connection with the Entitlement Offer and share purchase plan (the full terms of which are set out in the SPP offer booklet given to ASX on 11 April 2013) (SPP). The Manager will also receive a fee equivalent to 5% (excluding GST) of the value of any shortfall from the Entitlement Offer and SPP placed by the Company with the assistance of the Manager. N/A. N/A. The Prospectus and personalised entitlement and acceptance form is expected to be sent to eligible shareholders on Friday, 24 May 2013. Monday, 13 May 2013. N/A. N/A. N/A. N/A. N/A.

of their entitlements (except by sale through a broker) 33 +Issue date It is expected that the issue date for the Options to be issued under the Entitlement Offer will be Tuesday, 18 June 2013. Part 3 - Quotation of securities You need only complete this section if you are applying for quotation of securities 34 Type of +securities (tick one) (a) +Securities described in Part 1 (b) All other +securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities Entities that have ticked box 34(a) Additional securities forming a new class of securities Tick to indicate you are providing the information or documents 35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders 36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over 37 A copy of any trust deed for the additional +securities Entities that have ticked box 34(b) 38 Number of +securities for which +quotation is sought + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 7

39 +Class of +securities for which quotation is sought 40 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities If the additional +securities do not rank equally, please state: the date from which they do the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment 41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security) 42 Number and +class of all +securities quoted on ASX (including the +securities in clause 38) Number +Class Quotation agreement 1 +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides. 2 We warrant the following to ASX. The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

There is no reason why those +securities should not be granted +quotation. An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted. If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement. 4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete. Sign here: Print name: Company secretary Deanne Miller Date: 13 May 2013 + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 9

Prima Biomed Ltd Australian Cancer Treatment Conpany Level 7, 151 Macquarie Street Sydney NSW 2000 Australia 13 May 2013 Dear Holder of Unquoted Options Prima BioMed Ltd – Notice to holders of Unquoted Options The option register for Prima BioMed Ltd ABN 90 009 237 889 (Company) indicates that you are the holder of unquoted options (Unquoted Options) to acquire fully paid ordinary shares (Shares) in the capital of the Company. In accordance with paragraph 3 of Appendix 7A of the ASX Listing Rules, notice is hereby given that the Company is conducting a non-renounceable rights issue of new options (New Options) to acquire new Shares (Entitlement Offer). The Entitlement Offer entitles Eligible Shareholders (as that term is defined in the prospectus issued by the Company in connection with the Entitlement Offer (Prospectus)), to acquire, at the offer price of $0.02 per New Option, 1 New Option for every 4 Shares as at the Record Date. As a holder of Unquoted Options, you are only permitted to participate in the Entitlement Offer (with respect to your Unquoted Options) if you: exercise your existing Unquoted Options (including making payment of the relevant exercise amount) and are registered as a Shareholder by 5.00 pm (Sydney time) on Tuesday, 21 May 2013 (Record Date); have a registered address on the Company’s Share register in either Australia or New Zealand (and where you have a registered address in New Zealand, continue to be a registered holder of Shares as at 9.00 am (Sydney time) on Monday, 27 May 2013 (the time that the Entitlement Offer opens)); and are otherwise an Eligible Shareholder. The Prospectus is available and copies can be obtained by calling the Company’s shareholder enquiry line on 1300 737 760 any time between 8.15 am and 5.30 pm (Sydney time) during the period from and including the date on which the Entitlement Offer opens until and including the date on which the Entitlement Offer closes. Offers of New Options under the Entitlement Offer will be made in, or accompanied by a copy of the Prospectus. Prospective investors should consider the Prospectus in deciding whether to acquire New Options under the Entitlement Offer. Prospective investors who want to acquire New Options under the Entitlement Offer will need to complete an application form that is in or accompanies the Prospectus.

Yours sincerely Deanne Miller General Counsel & Company Secretary About Prima BioMed Prima BioMed is a globally active leader in the development of personalised bio-therapeutic products for cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders. Prima BioMed’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types. Disclaimer The information contained in this notice does not constitute an offer to sell securities or the solicitation of an offer to buy, or recommendation for investment in, any securities or financial products within the United States or any other jurisdiction and does not and will not form any part of any contract for the acquisition of securities in the Company. In the United States, securities may not be sold absent registration or an exemption from registration under the Securities Act. The information in this notice is not intended as financial advice. Moreover, none of the information in this notice is intended to constitute a prospectus within the meaning of the applicable laws of any jurisdiction and this notice is not directed to any person in any country in which the distribution of such information is unlawful. Moreover, you should be aware of the fact that investments in undertakings, securities or other financial instruments involve risks. Past results do not guarantee future performance. This notice contains certain “forward-looking” statements. The words “intends”, “expected”, “proposed”, “forecast”, “target”, and “will” and other similar expressions are intended to identify forward looking statements. Forward-looking statements, opinions and estimates provided in this notice are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. There can be no assurance that actual outcomes will not differ materially from these statements. This dates referred to in this notice are indicative only and subject to change. The Company reserves the right, subject to the ASX Listing Rules and the Corporations Act, to alter the dates at its discretion, without prior notice.

Prima Biomed Ltd Australian Cancer Treatment Conpany Prospectus Prima BioMed Ltd ABN 90 009 237 889 (PRR or Company) Details of a 1 for 4 non-renounceable entitlement offer (Entitlement Offer) of new options (Options) to acquire new fully paid ordinary shares in the Company (New Shares) at a price of A$0.02 per Option (Offer Price). The Entitlement Offer closes at 5.00 pm (Sydney time) on Friday, 7 June 2013 (unless extended). Applications must be received before that time and date. The Options are exercisable at any time before 5.00 pm on Monday, 19 June 2017 (Sydney time) at an exercise price of $0.20 per Option (Exercise Price). Options will be quoted on ASX as a new class of PRR security. Upon exercise of these Options, New Shares, which will rank equally in all respects with the Company’s fully paid ordinary shares (Shares) on issue at the time of exercise, will be issued. NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES THIS IS AN IMPORTANT DOCUMENT WHICH IS ACCOMPANIED BY A PERSONALISED ENTITLEMENT AND ACCEPTANCE FORM AND BOTH SHOULD BE READ IN THEIR ENTIRETY. PLEASE CALL YOUR STOCKBROKER, ACCOUNTANT, FINANCIAL ADVISER, TAXATION ADVISER OR OTHER INDEPENDENT PROFESSIONAL ADVISER OR THE COMPANY’S SHAREHOLDER ENQUIRY LINE IF YOU HAVE ANY QUESTIONS.

Important information This prospectus relates to the 1 for 4 Entitlement Offer of Options by Prima BioMed Ltd ABN 90 009 237 889 (Prospectus). Lodgement and quotation This Prospectus is dated 13 May 2013 and was lodged with the Australian Securities and Investments Commission (ASIC) on that date. None of ASIC, ASX Limited (ASX) or their respective officers take any responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates. The Company has applied to ASX for quotation of the Options on ASX. No Options will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus. Note to Applicants The information contained in this Prospectus is not financial product advice and does not take into account the investment objectives, financial situation or particular needs of any prospective investor. It is important that you read this Prospectus carefully and in full before deciding whether to invest in the Company. In considering the prospects of the Company, you should consider the risks that could affect the financial performance or position of the Company. You should carefully consider these risks in light of your investment objectives, financial situation and particular needs (including financial and taxation issues) and seek professional advice from your accountant, financial adviser, stockbroker, lawyer or other professional adviser before deciding whether to invest. Some of the risks that should be considered by prospective investors are set out in Section 4. There may be risk factors in addition to these that should be considered in the light of your personal circumstances. No person named in this Prospectus, nor any other person, guarantees the performance of the Company, the repayment of capital by the Company or the payment of a return on either the Options, the Additional Options (as defined below) (if applicable) or the New Shares. No person is authorised to give any information or make any representation in connection with the Entitlement Offer which is not contained in this Prospectus. You should rely only on information contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company or the directors of the Company (Directors). Your rights to acquire Options under the Entitlement Offer (your Entitlements) are not transferrable. Eligible Shareholders should carefully read and follow the instructions in Section 2 and on the back of the accompanying personalised Entitlement and Acceptance Form when making the decision to invest in Options (or Additional Options, if applicable to you). Obtaining a copy of this Prospectus Eligible Shareholders (as defined in paragraph 2 of Section 2) will receive a copy of this Prospectus together with an accompanying personalised entitlement and acceptance form (Entitlement and Acceptance Form). Eligible Shareholders in Australia and New Zealand can also obtain a copy of this Prospectus (free of charge) during the Entitlement Offer Period (as defined below) from the Company’s website at www.primabiomed.com.au or by calling the Company’s shareholder enquiry line on 1300 737 760 (from within Australia) or +61 2 9290 9600 (from New Zealand) from 8.15 am to 5.30 pm (Sydney time), Monday to Friday during the Entitlement Offer Period. Shareholders in other jurisdictions (including the United States), or who are, or are acting for the account or benefit of, US Persons are not entitled to access the copy of the Prospectus on the Company’s website. Eligible Shareholders who access the electronic version of this Prospectus on the Company’s website should ensure they download and read the entire Prospectus. The electronic version of the Prospectus on the Company’s website will not include a personalised Entitlement and Acceptance Form. Statements of past performance Past performance and pro forma financial information included in this Prospectus is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Investors should note that past performance, including past share price performance, of the Company cannot be relied upon as an indicator of (and provides no guidance as to) the Company’s future performance including future Share price performance. The historical information included in this presentation is, or is based on, information that has previously been released to the market. Investors should also be aware that certain financial data included in this Prospectus may be “non-IFRS financial information” under Regulatory Guide 230 Disclosing non-IFRS financial information published by ASIC and “non-GAAP financial measures” under Regulation G of the US Securities Exchange Act of 1934. The disclosure of such non-GAAP financial measures in the manner included in this Prospectus would not be permissible in a registration statement under the US Securities Act. The Company believes this non-IFRS financial information provides, and these non-GAAP financial measures provide, useful information to users in measuring the financial performance and condition of the Company. The non-IFRS financial information and these non-GAAP financial measures do not have a standardised meaning prescribed by Australian Accounting Standards and, therefore, may not be comparable to similarly titled measures presented by other entities, nor should they be construed as an alternative to other financial measures determined in accordance with Australian Accounting Standards. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial information or non-GAAP financial measures and ratios (if any) included in this Prospectus. Financial information and forward looking statements Section 3 sets out the financial information referred to in the Prospectus. The basis of preparation of the financial information is set out in paragraph 2 of Section 3. All dollar values are in Australian dollars ($ or A$), rounded to the nearest $0.1 million and financial data is presented as at or for the half year ended 31 December 2012 unless stated otherwise. The pro forma historical financial information included in this Prospectus does not purport to be in compliance with Article 11 of Regulation S-X of the rules and regulations of the U.S. Securities and Exchange Commission. Any discrepancies between totals and sums of components in tables contained in this Prospectus are due to rounding. This Prospectus contains forward looking statements which are identified by words such as “may”, “could”, “believes”, “estimates”, “expects”, “intends” and other similar words that involve risks and uncertainties. Any forward looking statements are subject to various risk factors that could cause the Company’s actual results to differ materially from the results expressed or anticipated in these statements. Accordingly, such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of the Company, the Directors and management. The Company cannot and does not give any assurance that the results, performance or achievements expressed or implied by the forward looking statements contained in this Prospectus will actually occur and prospective investors are cautioned against placing undue reliance on these forward looking statements. Forward looking statements should be read in conjunction with, and are qualified by reference to, risk factors as set out in Section 4 and other information in this Prospectus. The Company has no intention to update or revise forward looking statements, regardless of whether new information, future events or any other factors affect the information contained in this Prospectus, except where required by law. Prospectus | page 2

Photographs and diagrams Photographs and diagrams used in this Prospectus that do not have descriptions are for illustration only and should not be interpreted to mean that any person shown in them endorses this Prospectus or its contents or that the assets shown in them are owned by the Company. Diagrams used in this Prospectus are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available at the date of this Prospectus. Company website Any references to documents included on the Company’s website at www.primabiomed.com.au are for convenience only, and none of the documents or other information available on Company’s website are incorporated herein by reference. Defined terms and time Defined terms and abbreviations used in this Prospectus have the meanings given in the Glossary in Section 6. Unless otherwise stated or implied, references to times in this Prospectus are to Sydney time. Disclaimer Except as required by law, and only to the extent so required, neither the Company nor any other person warrants or guarantees the future performance of the Company, or any return on any investment made pursuant to this Prospectus. As set out in paragraph 9 of Section 2, it is expected that the Options (and Additional Options, if applicable) will be quoted on ASX initially on a deferred settlement basis. The Company, the Registry, and the Manager disclaim all liability, whether in negligence or otherwise, to persons who trade Options (or Additional Options, if applicable) before receiving their holding statements. Selling restrictions This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. No action has been taken to register or qualify the Options, the Additional Options or the Entitlement Offer, or to otherwise permit a public offering of Options, in any jurisdiction outside Australia and New Zealand. The distribution of this Prospectus outside Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus outside Australia or New Zealand should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. In particular, the Options (or Additional Options, if any) have not been, and will not be, registered under the US Securities Act or the securities laws of any state of the United States and may not be offered or sold in the United States unless the Options (and Additional Options, if any) are registered under the US Securities Act, or an exemption from the registration requirements of the US Securities Act and applicable US state securities laws is available. Important information for New Zealand investors This Prospectus contains an offer to Eligible Shareholders in Australia and New Zealand of Options to acquire continuously quoted securities (as that term is defined in the Corporations Act 2001 (Cth) (Corporations Act)) and has been prepared in accordance with the requirements of section 713 of the Corporations Act. This Prospectus is not a New Zealand prospectus or an investment statement and has not been registered, filed with or approved by any New Zealand regulatory authority or under or in accordance with the Securities Act 1978 (New Zealand) or any other relevant law in New Zealand. This Prospectus may not contain all of the information that an investment statement or a prospectus under New Zealand law is required to contain. Options are not being offered or sold to the public within New Zealand and no member of the public in New Zealand may accept any offer made under this Prospectus, other than persons, being Eligible Shareholders, to whom it is permissible for any offer under this Prospectus to be made in reliance on an exemption from the New Zealand Securities Act (Overseas Companies) Exemption Notice 2013. Privacy By filling out the personalised Entitlement and Acceptance Form to apply for Options (and Additional Options, if applicable to you), you are providing personal information to the Company through the Company’s securities registry, Boardroom Pty Limited (Registry), which is contracted by the Company to manage Applications. The Company, and the Registry on its behalf, may collect, hold and use that personal information in order to process your Application, service your needs as an investor, provide facilities and services that you request and carry out appropriate administration. If you do not provide the information requested in the personalised Entitlement and Acceptance Form, the Company and the Registry may not be able to process or accept your Application. Your personal information may also be provided to the Company’s members, agents and service providers on the basis that they deal with such information in accordance with the Company’s privacy policy. The members, agents and service providers of the Company may be located outside Australia where your personal information may not receive the same level of protection as that afforded under Australian law. The types of agents and service providers that may be provided with your personal information and the circumstances in which your personal information may be shared are: the Registry for ongoing administration of the register of members; printers and other companies for the purpose of preparation and distribution of statements and for handling mail; market research companies for the purpose of analysing the Shareholder base and for product development and planning; and legal and accounting firms, auditors, contractors, consultants and other advisers for the purpose of administering, and advising on, the Company’s issued securities and for associated actions. The information contained in the Company’s register of members must remain there even if that person ceases to be a Shareholder. Information contained in the Company’s register of members is also used to facilitate dividend payments and corporate communications (including the Company’s financial results, annual reports and other information that the Company may wish to communicate to its members) and compliance by the Company with legal and regulatory requirements. An Applicant has a right to gain access to the information that the Company and the Registry hold about that person, subject to certain exemptions under law. A fee may be charged for access. Access requests must be made in writing or by telephone call to the Company’s registered office or the Registry’s office, details of which are disclosed in the Corporate Directory set out on the last page of this Prospectus. Applicants can obtain a copy of the Company’s privacy policy by visiting the Company’s website. Prospectus | page 3

Prospectus Important information 2 Key offer information 5 Chairman’s letter 7 1 Investment overview 10 2 Details of the Entitlement Offer and how to apply 19 3 Purpose and effect of the Entitlement Offer 26 4 Risk factors 32 5 Additional information 39 6 Glossary 55 Corporate directory 58 Enquiries Before making a decision about investing in the Entitlement Offer, you should seek advice from your stockbroker, accountant, financial adviser, taxation adviser or other independent professional adviser to determine whether it meets your objectives, financial situation and needs. The Options (and Additional Options, if any) offered are of a highly speculative nature. If you have any questions: (a) in relation to the number of Shares upon which your Entitlement has been calculated; (b) on how to complete the personalised Entitlement and Acceptance Form accompanying this Prospectus that Eligible Shareholders may use to apply for Options (and Additional Options, if applicable); (c) on how to take up your Entitlement, either in full or in part; or (d) on how to take up all of your Entitlement and also apply for Additional Options in excess of your Entitlement, please call the Company’s shareholder enquiry line between 8.15 am and 5.30 pm (Sydney time) Monday to Friday during the period from and including the date on which the Entitlement Offer opens until and including the date on which it closes (Entitlement Offer Period): Within Australia: 1300 737 760 Outside Australia: +61 2 9290 9600 If you have lost your personalised Entitlement and Acceptance Form and would like a replacement form, please call the applicable number above. Website To view annual reports, shareholder and other information about the Company and its subsidiaries (together, the PRR Group), announcements, background information on the PRR Group’s operations and historical information, visit the Company’s website at www.primabiomed.com.au. Prospectus | page 4

Key offer information Key Entitlement Offer statistics Item Detail Entitlement Offer ratio Eligible Shareholders have the right to apply for 1 Option for every 4 existing Shares held as at the Record Date (5.00 pm (Sydney time) on Tuesday, 21 May 2013) Option code PRRO Offer Price for Options (including Additional $0.02 per Option Options, if applicable) Exercise Price for Options (including Additional $0.20 per Option Options, if applicable) Number of New Shares for which each Option (or One (1) each Additional Option, if applicable) is exercisable Expiry date for Options (and Additional Options, if 5.00 pm (Sydney time) on Monday, 19 June 2017 applicable) (Expiry Date) Total number of Options being offered under the Approximately 315,599,617 Entitlement Offer1 Gross Entitlement Offer proceeds1 Approximately $6.31 million (assuming the Entitlement Offer is fully subscribed) Maximum additional proceeds that may be raised Approximately $63.12 million (assumes the as a result of the exercise of all Options2 Entitlement Offer is fully subscribed and all Options issued as a result are subsequently exercised) 1 The final number of Options to be issued and, the amount raised under, the Entitlement Offer may be more or less than the amounts specified above due to, among other things, the SPP Offer Price and rounding of Entitlements. The exact number of Options to be issued will not be known until completion of the Entitlement Offer. For further detail in relation to the number of Options that may be issued, and therefore the amount that may be raised, in each case under the Entitlement Offer, see paragraphs 3 and 4 of Section 3 of this Prospectus. The number of Options to be issued and, the amount potentially to be raised, in each case assumes the parameters presented in the illustrative example set out in paragraph 3 of Section 3 of the Prospectus. 2 There can be no guarantee that this (or any amount) will be raised via the exercise of the Options. The amount ultimately raised will depend on a number of factors including, among other things, the number of Options that are issued under the Entitlement Offer and whether Optionholders choose to exercise their Options (which is beyond the control of the Company and Directors). The decision of an Optionholder as to whether they will exercise all or some of their Options will, in turn, depend, in part, on whether the prevailing Share price at the times when exercise is permissible is above or below the Exercise Price. For further detail in relation to the amount that may potentially be raised as a result of the exercise of Options, see paragraphs 3 and 4 of Section 3 of this Prospectus. Prospectus | page 5

Key Entitlement Offer dates Event Date Lodgement of Prospectus with ASIC Monday, 13 May 2013 Record date for the Entitlement Offer (Record 5.00 pm (Sydney time) on Tuesday, 21 May 2013 Date) Mailing of this Prospectus and personalised Friday, 24 May 2013 Entitlement and Acceptance Forms to Eligible Shareholders completed Entitlement Offer commences Monday, 27 May 2013 Entitlement Offer closes (Closing Date) 5.00 pm (Sydney time) on Friday, 7 June 2013 Deferred settlement trading of Options (and Tuesday, 11 June 2013 Additional Options, if any) to be issued under the Entitlement Offer expected to commence on ASX Announcement of shortfall (if any) under the Thursday, 13 June 2013 Entitlement Offer Issue of Options (and Additional Options, if any) Tuesday, 18 June 2013 under the Entitlement Offer Normal trading of Options (and Additional Wednesday, 19 June 2013 Options, if any) issued under the Entitlement Offer expected to commence on ASX Mailing of updated CHESS notices and issuer Friday, 21 June 2013 sponsored holding statements for Options (and Additional Options, if any) issued under the Entitlement Offer completed Dates and times in this Prospectus are indicative only and subject to change. All times and dates refer to Sydney time. The Company reserves the right, subject to the Corporations Act, ASX Listing Rules and other applicable laws, to vary the above dates of the Entitlement Offer without prior notice, including extending the Entitlement Offer or accepting late applications, either generally or in particular cases, or to withdraw the Entitlement Offer. Applicants are encouraged to submit their personalised Entitlement and Acceptance Forms as soon as possible. No cooling-off rights apply to Applications submitted under the Entitlement Offer. The commencement of quotation of Options (and Additional Options, if any) is subject to confirmation from ASX. What you should do This Prospectus contains important information in relation to the Entitlement Offer. You should read it carefully and in its entirety, including Section 4 which contains a summary of the key risks associated with an investment in the Company and paragraph 6 in Section 5 which contains a summary of the tax implications associated with the Entitlement Offer. If you are in doubt as to the course you should follow, you should seek appropriate professional advice before making an investment decision. If you are an Eligible Shareholder, you may either take up all or some of your Entitlement (or all of your Entitlement and apply for Additional Options), or decline to take up your Entitlement (see paragraph 5 in Section 2 for further details). Prospectus | page 6

Chairman’s letter 13 May 2013 Dear Shareholder, On behalf of the Directors of Prima BioMed Ltd, I am pleased to invite you to participate in this Entitlement Offer of new Options in the Company. This non-renounceable pro-rata Entitlement Offer entitles Eligible Shareholders to acquire, at the Offer Price of $0.02 per Option, 1 Option for every 4 Shares held as at the Record Date of 5.00 pm (Sydney time) on Tuesday, 21 May 2013 subject to the terms of the Entitlement Offer outlined in this Prospectus. Each Option will have an Exercise Price of $0.20 per Option and an expiry time and date of 5.00 pm (Sydney time) on Monday, 19 June 2017. Each Option entitles its holder, upon exercise, to one new fully paid ordinary share in the capital of the Company (each, a New Share). The full terms of the Options are set out in paragraph 5 of Section 5 of this Prospectus. Under the Entitlement Offer, Eligible Shareholders may also apply for additional Options (Additional Options) in excess of their Entitlement. The allocation of Additional Options and any scale back will be subject to the availability of Additional Options and in the Company’s absolute discretion1. The Entitlement Offer forms part of a number of capital raising initiatives announced by the Company including the recently completed share purchase plan (SPP) whereby eligible shareholders were given the opportunity to purchase up to $15,000 worth of Shares without paying any brokerage or transaction costs. The gross proceeds of the Entitlement Offer, expected to be up to approximately $6.31 million2, and together with the gross proceeds of the SPP will be used to: co-fund up to three phase 2 trials of CVac™ in additional cancer indications and continue the ongoing clinical program; continue CVac manufacturing optimisation programs to move toward a commercially successful and global product manufacturing platform; provide general working capital for the Company and add security to the balance sheet, and to pay the costs of the Entitlement Offer and SPP. New Shares issued upon the exercise of an Option will rank equally with existing Shares. Official quotation of the Options (and Additional Options, if any) will be conditional upon there being a sufficient number of holders of Options upon completion of the Entitlement Offer to satisfy the requirements of ASX for the creation of a secondary class of listed security. Ord Minnett Limited (Manager) is the Manager of the Entitlement Offer. Details of your Entitlement As an Eligible Shareholder, you are entitled to subscribe for 1 Option for every 4 existing Shares held at 5.00pm (Sydney time) on the Record Date of Tuesday, 21 May 2013. As noted above, Eligible Shareholders may also apply for Additional Options. 1 Please note that Additional Options will only be allocated to you if there are sufficient Options from Eligible Shareholders who do not take up their full Entitlement or from Options that would have been offered to Ineligible Shareholders had they been eligible to participate in the Entitlement Offer. 2 For further detail in relation to the number of Options that may be issued, and therefore the amount that may be raised (which may be higher or lower than the amount stated here), in each case under the Entitlement Offer, see paragraphs 3 and 4 of Section 3 of this Prospectus. The amount potentially to be raised assumes the parameters presented in the illustrative example set out in paragraph 3 of Section 3 of the Prospectus. Prospectus | page 7

Entitlements are non-renounceable and will not be tradeable on ASX or otherwise transferable. Shareholders who do not take up their rights in full (or at all) will not receive any value in respect of those rights they do not take up. Taking up your Entitlement All Shareholders3 in Australia and those in New Zealand with an account with an Australian financial institution that supports BPAY4 transactions If you are in Australia (or New Zealand and you have an account with an Australian financial institution that supports BPAY transactions) and decide to take up all or part of your Entitlement (or all of your Entitlement and for Additional Options), there are two alternative ways you can pay your application monies (Application Monies): Post to the Registry, Boardroom Pty Limited, your completed personalised Entitlement and Acceptance Form, along with your Application Monies by cheque, bank draft or money order. The Registry address is specified on the personalised Entitlement and Acceptance Form; or Pay your Application Monies via BPAY. If you pay by BPAY you do not need to complete and post your personalised Entitlement and Acceptance Form to the Registry. It is important to note that the Entitlement Offer closes at 5.00 pm (Sydney time) on Friday, 7 June 2013. To participate, you need to ensure that your completed personalised Entitlement and Acceptance Form and your Application Money is received by the Registry before this time and date OR you have paid your Application Monies via BPAY pursuant to the instructions that are set out on the personalised Entitlement and Acceptance Form. All Shareholders3 in New Zealand If you are in New Zealand and you do not have an account with an Australian financial institutional that supports BPAY transactions and decide to take up all or part of your Entitlement (or all of your Entitlement and for Additional Options), you must post to the Registry your completed personalised Entitlement and Acceptance Form, along with your Application Monies by bank cheque, bank draft or money order (in each case, drawn in Australian dollars). The Registry address is specified on the personalised Entitlement and Acceptance Form. It is important to note that the Entitlement Offer closes at 5.00 pm (Sydney time) (which is 7.00 pm New Zealand time) on Friday, 7 June 2013. To participate, you need to ensure that your completed personalised Entitlement and Acceptance Form and your Application Money are received by the Registry before this time. The Company will treat you as applying for as many Options as your payment will pay for in full up to your full Entitlement and, in respect of amounts received by the Company in excess of your full Entitlement (Excess Amount), may treat your Application as applying for as many Additional Options as your Excess Amount will pay for in full, subject to any scale back that the Company may determine to implement in its absolute discretion in respect of Additional Options. See paragraph 7 of Section 2 of this Prospectus for further information about payment methods. Further information Further information on the Entitlement Offer and PRR Group’s business is detailed in this Prospectus. You should read the entirety of this Prospectus carefully before deciding whether to participate in the Entitlement Offer. 3 Subject to the other eligibility criteria set out in the definition of Eligible Shareholder. See section 1 of the ‘Additional information’ section of this Prospectus for further detail. 4 Registered to BPAY Pty Ltd ABN 69 079 137 518. Prospectus | page 8

An investment in the Company, the Options or if applicable to you, Additional Options is highly speculative and subject to a range of risks, which are more fully detailed in Section of this Prospectus. Key risks to the business include the risk that the Company will not be able access further funding on acceptable terms or at all, the risk that the CVac product candidate may not ultimately be commercialised (including as a result of CVac failing to gain appropriate regulatory approvals) and the risk that the Company’s intellectual property may be infringed by third parties. If any of these key risks or other material risks eventuates, it will likely adversely impact the Company’s future financial performance and position. If you would like further information regarding the Entitlement Offer please call the Company’s shareholder enquiry line on 1300 737 760 (within Australia) or +61 2 9290 9600 (from outside Australia) or visit our website at www.primabiomed.com.au. For other questions, you should consult your broker, solicitor, accountant, taxation adviser, financial adviser or other professional adviser. You should be aware that the Company has not had regard to your individual circumstances or needs, including your personal taxation or financial position, in sending this Prospectus and accompanying information to you and the Company is not licensed to provide financial product advice to you in relation to your Shares, the Options, the Additional Options (if applicable to you), the Entitlements or New Shares. If you have any doubt about whether you should invest in the Entitlement Offer, you should seek professional advice before making any investment decision. Please note that no cooling-off period applies in relation to the Entitlement Offer – you cannot withdraw your Application once it has been accepted. On behalf of the Directors and management team of the Company, I invite you to consider this investment opportunity and thank you for your ongoing support. Yours sincerely Lucy Turnbull Chairman Prima BioMed Ltd

1 Investment overview Introduction The purpose of this Section is to give Shareholders an investment overview that helps them make an informed investment decision by highlighting key information. It is an introduction to the Entitlement Offer and is not intended to replace the other Sections of this Prospectus, which Shareholders should read in full. For more Topic Summary information The Company and its business model Who is the issuer of the Prima BioMed Ltd ABN 90 009 237 889. Chairman’s Options (and Additional letter Options, if any) What is the Company’s The Company is an Australian biotechnology n/a business company committed to the development of personalised bio-therapeutic products with a particular focus on oncology. The key product candidate is CVac™, an autologous dendtritic cell based product that is currently in clinical trials for late stage epithelial ovarian cancer patients in complete remission after first line surgery and chemotherapy. What is the Company’s During the past year, the Company has refined its n/a strategy strategy to capitalise on its leadership position in developing personalised immunocellular therapeutics for cancer. Immunotherapy is likely to emerge as a key component of cancer treatment in the future and CVac, being further progressed than many other programs, is leading the way for cellular therapies to meet a large unmet medical need, particularly for ovarian cancer patients. Key to the clinical and commercial success of products such as CVac, and what the Company considers to be the long-term driver of its value, is the establishment of a robust global supply, logistics and manufacturing platform. This platform, combined with foundational data from ongoing clinical trials, puts the Company in a strong position to negotiate potential partnerships with the objective of ultimately commercialising CVac in the future. In the future, the Company aims to monetise its assets through commercial partnerships or licensing arrangements and it plans for continued investment to remain a leader in the development of immunocellular therapeutics for cancer. Prospectus | page 10

For more Topic Summary information What is the status of the In October and November 2012, the Company n/a Company’s clinical trials reported positive interim data from its ongoing CAN-003 clinical trial of CVac in ovarian cancer. There are encouraging trends of increased progression free survival for patients receiving CVac versus the control group in that study. Based on the analysis of immune cells from seven patients from CAN-003, CVac resulted in the ability to induce a cellular immune response to attack the cancer. This response was specific to the CVac therapy in that it is a mucin 1 specific and a T cell response in patients. During calendar year 2013, the Company expects two important data points from the CAN-003 trial. In the third quarter of calendar year 2013, the Company plans to release the full immune monitoring profile of all 63 patients over multiple time points during the trial. In the fourth quarter of calendar year 2013, the Company will have the final protocol analysis of progression free survival and the first evaluation of overall survival. The Company also continues a controlled rollout of CAN-004 (also called “CANVAS”) clinical trial. As of 26 April 2013, the status of that trial is as follows: approved by regulators in ten countries (including Australia, Belgium, Bulgaria, Belarus, Germany, Latvia, Lithuania, Poland, Ukraine and the United States of America); ethics committee approvals in 14 countries; 46 cell collection centres inspected and trained (31 activated to start the trial); 30 clinical centres activated by the Company and allowed to recruit patients (in Australia and the US); 47 patients consented to participate (34 patients have met study criteria and have been randomised); and 7 patients have been dosed. What are the objectives of The CANVAS trial represents a significant n/a CANVAS investment from the Company. The Company is highly committed to ensuring quality, safety and data integrity throughout the trial. The objectives of the CANVAS trial include to: validate and to plan for a commercial-ready manufacturing process in three global regions; Prospectus | page 11

For more Topic Summary information validate a companion mucin 1 diagnostic test; confirm accurate and longer term safety and tolerability of CVac in a larger patient population; establish CVac efficacy by progression-free and/or overall survival; investigate CVac’s impact on quality of life factors; explore biomarkers and to evaluate immune monitoring; and support potential marketing approvals for CVac, pending data outcomes. What are the plans for clinical Based on current CVac data which demonstrate the trials in addition to ovarian immune activity of CVac, the Company believes that cancer CVac may have beneficial applications for cancer targets in addition to ovarian cancer. The Company plans for the initiation of pilot (phase 2) clinical trials of CVac for additional mucin 1 over-expressing cancer targets. The Company has received a grant from the Saxony development bank in Germany to co-fund these phase 2 trials in additional cancer targets. It is expected that this grant would cover approximately 50% of the total costs of the trial with the Company funding the remaining part of the program. The Company plans to finalise plans and announce details of the new trials in the 2nd quarter of the 2013 calendar year. What developments have been Through to 31 December 2012, the Company has n/a made in relation to achieved some important milestones that confirm the manufacturing Company’s leadership position in its field and supports its ongoing development of CVac including: scale up and characterisation of mannosylated fusion protein (M-FP) that contains the unique mucin 1 target and is a key starting material in the production of CVac and critical for the specificity of the product; achieved comparability of product manufacturing in three global facilities (Australia, USA and Germany). The process demonstrates the Company’s capacity to transfer the technology into new facilities and it paves the way for future scale-up into larger facilities when needed; implemented the Company’s automated logistics Prospectus | page 12

Topic	Summary	For more information
	management software, coordinating and informing its manufacturing facilities, cell collections centres, hospitals, couriers, the laboratories and managers around the globe; and • customised and validated shipping materials for CVac to allow for greater flexibility in the shipping timelines for CVac. In the future with its manufacturing development activities, the Company will be scaling up its manufacturing and analytical platform to support the patients on the CANVAS study, to potentially support additional CVac trials with the longer term objective of bringing a high quality and cost effective product to the market.	
The Entitlement Offer and the Options		
What is the Entitlement Offer	The Entitlement Offer is a non-renounceable pro rata offer of Options in the Company. Under the Entitlement Offer, Eligible Shareholders will be given an Entitlement to acquire 1 Option for every 4 Shares held as at the Record Date of 5.00 pm (Sydney time) on Tuesday, 21 May 2013 subject to the terms of the Entitlement Offer outlined in this Prospectus. Eligible Shareholders can also apply for Additional Options in excess of their Entitlement.	Section 2
How much will the Company raise under the Entitlement Offer?	The Entitlement Offer is aiming to raise up to approximately $6.31 million [5] (assuming that all Options offered to Shareholders are subscribed for). While there can be no certainty that any of the Options will ultimately be exercised, if all of the Options were exercised, the Company would raise a further $63.12 million[6].	Section 3
What will the proceeds of the issue of the Options be used for?	The gross proceeds raised from the Entitlement Offer will be used to fund the following: • co-fund up to three phase 2 trials of CVac™ in additional cancer indications and continue the ongoing clinical program; • continue CVac manufacturing optimisation programs to move toward a commercially	Section 3

[5] For further detail in relation to the number of Options that may be issued, and therefore the amount that may be raised (which may be higher or lower than the amount stated here), in each case under the Entitlement Offer, see paragraphs 3 and 4 of Section 3 of this Prospectus. The amount potentially to be raised assumes the parameters presented in the illustrative example set out in paragraph 3 of Section 3 of the Prospectus.

[6] For further detail in relation to the amount that may potentially be raised as a result of the exercise of Options, see paragraph 3 of Section 3 of this Prospectus.

Prospectus | page 13

For more Topic Summary information successful and global product manufacturing platform; provide general working capital and add security to the balance sheet, and to pay the costs of the Entitlement. Further, it is intended that any funds raised from the exercise of Options will be used to fund the Company’s activities at that time and for general working capital purposes. Assuming all Options are exercised, the Company may raise an additional $63.12 million5 for these purposes. There can be no assurance that any of the Options will ultimately be exercised. Am I an Eligible Eligible Shareholders are those holders of Shares Paragraph 2 Shareholder who: of Section 2 are registered as a holder of Shares as at 5.00 pm (Sydney time) on the Record Date; have a registered address on the Company’s register in Australia or New Zealand (and where they have a registered address in New Zealand, continue to be a registered holder of Shares as at 9.00 am (Sydney time) on Monday, 27 May 2013 (the time that the Entitlement Offer opens)); and are not in the United States and are not US Persons (as defined in the US Securities Act) and are not acting for the account or benefit of US Persons. What is my Entitlement Your Entitlement is the right granted to you under the Paragraph 4 Entitlement Offer to acquire 1 Option at the Offer of Section 2 Price for every 4 Shares you hold as at the Record Date of 5.00 pm (Sydney time) on Tuesday, 21 May 2013. Your Entitlement will be noted on your personalised Entitlement and Acceptance Form. What can I do with my As an Eligible Shareholder, you may do any one of Paragraph 5 Entitlement the following: of Section 2 take up all or part of your Entitlement (i.e. acquire up to 1 Option at the Offer Price for every 4 Shares you hold as at the Record Date); or do nothing, in which case your Entitlement will lapse and you will receive no value for those lapsed Entitlements. Can I apply for Options in Yes. Under the Entitlement Offer, Eligible Paragraph 4 excess of my Entitlement Shareholders may apply for Additional Options in of Section 2 Prospectus | page 14

Topic	Summary	For more information
	excess of their Entitlement. Additional Options have precisely the same terms as Options. Additional Options will only be allocated to you if there is a sufficient shortfall from Eligible Shareholders who do not take up their Entitlement in full or from Options that would have been offered to Ineligible Shareholders had they been eligible to participate in the Entitlement Offer. The allocation of Additional Options and any scale back will be subject to the availability of Additional Options and in the Company's absolute discretion.	
How much will I pay per Option or Additional Option?	$0.02 per Option (or Additional Option, as applicable) (ie, the Offer Price).	Paragraph 1 of Section 2
Can I trade or transfer my Entitlement?	No. Entitlements are non-renounceable and cannot be traded on ASX or any other exchange, nor can they be privately transferred.	Paragraph 11 of Section 2
How do I accept the Entitlement Offer?	If you are within (i) Australia or (ii) New Zealand and you have an account with an Australian financial institution that supports BPAY payments, pay your Application Monies via BPAY. Alternatively, complete and return the personalised Entitlement and Acceptance Form with the requisite Application Monies, by following the instructions set out on the personalised Entitlement and Acceptance Form.	Paragraph 5 of Section 2
Can I withdraw my Application?	No. To the extent permitted by law, Applications are irrevocable.	Paragraph 8 of Section 2
Is the Entitlement Offer underwritten?	No. The Entitlement Offer is not underwritten.	n/a
What are the key terms of the Options (and Additional Options, if applicable)?	**Number of Options**: Up to approximately 315,599,617 (assuming all Options issued under the Entitlement Offer are subscribed for and subject to rounding)[7]. **Exercise Price**: $0.20 per Option. **Expiry time**: 5.00 pm (Sydney time) on the Expiry Date. **Expiry Date**: 19 June 2017. Options not exercised before this time will immediately lapse. There is no obligation to exercise an Option. **Ability to exercise**: At any time following their issue and	Paragraph 5 of Section 5

[7] For further detail in relation to the number of Options that may be issued (which may be higher or lower than the amount stated here), and therefore the amount that may be raised, in each case under the Entitlement Offer, see paragraphs 3 and 4 of Section 3 of this Prospectus. The number of Options to be issued assumes the parameters presented in the illustrative example set out in paragraph 3 of Section 3 of the Prospectus.

Prospectus | page 15

For more Topic Summary information before the expiry time on the Expiry Date, an Optionholder may exercise all or part of their Options. For each Option validly exercised, the Company will issue to the Optionholder one New Share. How to exercise By completing a notice of exercise of options (Notice of Exercise of Options) and delivering it to the Registry together with payment for the number of Options exercised. New Shares New Shares will be fully paid ordinary shares in the capital of the Company that will rank equally in all respects with the Company’s then existing Shares from the date of issue. Future pro rata The Exercise Price of the Option will offers by the be reduced in accordance with the Company formula in ASX Listing Rule 6.22. Future bonus issues The number of New Shares over which by the Company the Option is exercisable will be increased by the number of Shares which the Optionholder would have received if the Option had been exercised before the record date for that bonus issue. Reorganisation of The rights of the holder of an Option capital will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation. Quotation Conditional on spread requirements being met, the Options will be quoted on ASX and able to be traded under the code: PRRO. New Shares issued upon the exercise of an Option will have the ASX code of PRR. What is the effect of the Entitlement Offer on the Company Summary of risks What are the key risks associated with the Options, the Additional Options (if The effect of the Entitlement Offer on the financial Section 3 position of the Company is detailed in Section 3. The Entitlement Offer is not expected to have a material effect on the control of the Company. Investments in the Options, Additional Options, New Section 4 Shares or the Company are subject to risks. The key Prospectus | page 16

For more Topic Summary information applicable to you), the New risks relating to the Company include: Shares and the Company the Company has been incurring losses and will continue to do so as it expands its product development programs and the intensity and duration of its clinical trials. Accordingly, in the future, the Company will be required to seek additional funding through public or private financing and/or licensing of its assets. However, such financing, licensing opportunities or other arrangements may not be available from any source on acceptable terms or at all. the Company’s products (and in particular, CVac) may not show sufficient safety or efficacy to obtain the requisite regulatory approvals required for commercial sale. This may be the case even though the Company has had success in its preclinical and early clinical trials (and particularly because Phase 1 and Phase 2 clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety and to understand the product’s side effects at various doses and schedules). Failure to commercialise the CVac product could result in the Company being forced to raise additional capital or to rely on other development opportunities in order to generate revenue. the Company, like all companies operating in the biotechnology and pharmaceutical industries, is subject to rapid and significant technological change. The Company’s competitors may develop technologies and products that are more effective than any that the Company is currently developing, or which would otherwise render the Company’s technology and products uncompetitive. Accordingly, the Company’s ability to further develop and commercialise its products may be adversely affected if its competitors were to succeed in obtaining regulatory approval for their products prior than the Company does (if ever). the Company’s future success depends in large part on whether it can obtain and maintain patents to protect its own products and technologies, obtain licenses to the patented products of third parties and operate without infringing on the proprietary rights of third parties. there is no guarantee that an active market in the Prospectus | page 17

For more Topic Summary information ASX quoted Options will develop or continue or that the price of the Options will be above nil once traded. If a market does not develop or is not sustained, it may be difficult for investors to sell their Options (and Additional Options, if any) at a price that is attractive to them or at all. There is no guarantee that the price of Shares will exceed the Exercise Price of the Options. Further, it should be noted that there are a number of risks associated with any stock market investment. The price at which the Shares and Options trade on ASX may be affected by the performance of the Company and by numerous external factors over which the Directors and the Company have no control. The above risk factors ought not be taken as an exhaustive list of the risks faced by the Company or by investors in the Company’s securities (including the Options or Additional Options). The above factors, and others not specifically referred to in this Prospectus, may in the future materially affect the financial condition or prospects of the Company and therefore the value of the Options offered under this Prospectus. Therefore, the Options (and Additional Options, if any) to be issued pursuant to this Prospectus, carry no guarantee with respect to their value or price or in relation to the merits of them being exercised at the Exercise Price. Miscellaneous What are the significant These details are set out in paragraphs 9 and 10 of Section 5 interests and benefits payable Section 5 of this Prospectus. to Directors and other persons connected with the Company and the Entitlement Offer Prospectus | page 18

2 Details of the Entitlement Offer and how to apply 1. The Entitlement Offer Eligible Shareholders are being offered the opportunity to apply for 1 Option for every 4 existing Shares held at 5.00 pm (Sydney time) on the Record Date of 21 May 2013, at the Offer Price of $0.02 per Option. You should note that not all of the Company’s Shareholders will be eligible to participate in the Entitlement Offer. Please read paragraphs 2 and 13 of this Section 2 for further detail. The Options are exercisable at any time before 5.00 pm (Sydney time) on Monday, 19 June 2017 at an Exercise Price of $0.20 per Option. Subject to spread requirements being met, the Options will be quoted on ASX as a new class of PRR security. Upon exercise of these Options, ordinary fully paid shares in the capital of the Company (New Shares) will be issued and those New Shares will rank equally in all respects with Shares on issue at that time. 2. Who can participate Eligible Shareholders are those holders of Shares who: are registered as a holder of Shares as at 5.00 pm (Sydney time) on the Record Date; have a registered address on the Company’s share register in Australia or New Zealand (and where they have a registered address in New Zealand, continue to be a registered holder of Shares as at 9.00 am (Sydney time) on Monday, 27 May 2013 (the time that the Entitlement Offer opens)); and are not in the United States and are not US Persons (as defined in the US Securities Act) and are not acting for the account or benefit of US Persons. Shareholders who do not satisfy each of these criteria are ‘Ineligible Shareholders’. Ineligible Shareholders will be sent a letter notifying them of the Entitlement Offer and their ineligibility to participate in it on or about Friday, 24 May 2013. The Company, in its absolute discretion, reserves the right to determine whether a Shareholder is an Eligible Shareholder and is therefore able to participate in the Entitlement Offer, or an Ineligible Shareholder and is therefore unable to participate in the Entitlement Offer. The Company disclaims all liability to the maximum extent permitted by law in respect of any determination as to whether a Shareholder is an Eligible Shareholder or an Ineligible Shareholder. The Company may (in its absolute discretion) extend the Entitlement Offer to any Shareholder in other foreign jurisdictions (subject to compliance with applicable laws). Subject to the exercise of that discretion, the Entitlement Offer is not being extended to any Shareholders outside Australia or New Zealand. By returning a completed personalised Entitlement and Acceptance Form or making a payment by BPAY, you will be taken to have represented and warranted that you satisfy each of the criteria listed above. Eligible Shareholders ho are nominees, trustees or custodians are therefore advised to seek independent professional advice as to how to proceed. Persons acting as nominees for other persons must not take up any Entitlements on behalf of, or send any documents related to the Entitlement Offer to, any person in the United States. Prospectus | page 19

3. Please consider the Entitlement Offer in light of your particular investment objectives and circumstances Please consult with your stockbroker, accountant, financial adviser, taxation adviser or other independent professional adviser if you have any queries or are uncertain about any aspects of the Entitlement Offer. An investment in Options (and Additional Options, if applicable to you) is subject to investment and other known and unknown risks, some of which are beyond the control of the Company, including the possible loss of any amounts invested. The Company does not guarantee any particular rate of return or the performance of the Company, nor does it guarantee the repayment of capital from the Company or any particular tax treatment. In considering an investment in Options (and Additional Options, if applicable to you), investors should have regard to (among other things) the risk factors in Section 4 of this Prospectus and the disclaimers outlined in the important information section of this Prospectus. 4. Your Entitlement Your Entitlement is set out on the accompanying personalised Entitlement and Acceptance Form and has been calculated as 1 Option for every 4 Shares you held as at the Record Date rounded up to the nearest whole number. If you have more than one registered holding of Shares, you will be sent more than one personalised Entitlement and Acceptance Form and you will have separate Entitlements for each separate holding. If you decide to take up all or part of your Entitlement, please refer to the personalised Entitlement and Acceptance Form and apply for Options pursuant to the instructions set out on the personalised Entitlement and Acceptance Form. If you take no action or your Application is not supported by any cleared funds (in Australian dollars), your Entitlement will lapse and you will not be issued with any Options. You should note that if you do not take up all or part of your Entitlement, then your percentage holding in the Company will be diluted to the extent that other Shareholders do and subsequently exercise their Options. Eligible Shareholders who do not take up their Entitlement in full (or at all) will not receive any payment or value for that part of their Entitlement they do not take up. Where fractions arise in the calculation of Entitlements, they will be rounded up to the next whole number. Eligible Shareholders may also apply for Additional Options in excess of their Entitlement. Eligible Shareholders who apply for Additional Options in excess of their Entitlement will be offered Additional Options equivalent to the number of Options not taken up by Eligible Shareholders together with any Options that would have been offered to Ineligible Shareholders had they been eligible to participate in the Entitlement Offer. Please note that Additional Options will only be allocated to you if there are sufficient Options from Eligible Shareholders who do not take up their Entitlement in full together with any Options that would have been offered to Ineligible Shareholders had they been eligible to participate in the Entitlement Offer, subject to any scale back that the Company might apply (in its absolute discretion). If you apply for Additional Options, there is no guarantee you will be allocated with any. Note: the Entitlement stated on your personalised Entitlement and Acceptance Form may be in excess of the actual Entitlement you may be permitted to take up where, for example, you are holding Shares on behalf of a person in the United States (for further information in this regard, see the definition of Eligible Shareholder in paragraph 2 of this Section 2). Prospectus | page 20

Nominees The Entitlement Offer is only being made to Eligible Shareholders. The Company is not required to determine whether or not any registered holder is acting as a nominee or the identity or residence of any beneficial owners of Shares (e.g. for the purposes of determining whether any such persons may participate in the Entitlement Offer). Where any holder is acting as a nominee for a foreign person, that holder, in dealing with its beneficiary, will need to assess whether indirect participation by the beneficiary in the Entitlement Offer is compatible with applicable foreign laws. Any person that is in the United States with a holding through a nominee may not participate in the Entitlement Offer and the nominee must not take up any Entitlement (or apply for any Additional Options) or send the Prospectus or any other materials relating to the Entitlement Offer into the United States or to any person it knows to be in the United States. The Company assumes no obligation to advise you on any foreign laws. 5. Choices available to you If you are an Eligible Shareholder, you may do any one of the following: take up all or part of your Entitlement (see paragraph 5.1 below); or take up all of your Entitlement and apply for Additional Options in excess of your Entitlement (see paragraph 5.2 below); or do nothing, in which case your Entitlement will lapse and you will receive no value for those lapsed Entitlements (see paragraph 5.3 below). 5.1 If you decide to take up all or part of your Entitlement If you decide to take up all or part of your Entitlement, please: if you are within (i) Australia or (ii) New Zealand and you have an account with an Australian financial institution that supports BPAY payments, pay your Application Monies via BPAY; or complete and return the personalised Entitlement and Acceptance Form with the requisite Application Monies, by following the instructions set out on the personalised Entitlement and Acceptance Form. The Company will treat you as applying for as many Options as your payment will pay for in full. If you take up and pay for all or part of your Entitlement, before the close of the Entitlement Offer, you will be issued your Options on or about 18 June 2013. The Company also reserves the right (in its absolute discretion) to reduce the number of Options granted to Eligible Shareholders or persons claiming to be Eligible Shareholders if their claims prove to be incorrect or overstated or if they fail to provide information to substantiate their claims. To participate in the Entitlement Offer, your payment must be received no later than the close of the Entitlement Offer, being 5.00 pm (Sydney time) on 7 June 2013. Eligible Shareholders who wish to pay via cheque, bank draft or money order will also need to ensure that their completed personalised Entitlement and Acceptance Form is received by that time and date using the reply paid envelope provided with this booklet or otherwise. 5.2 If you decide to take up all of your Entitlement and apply for Additional Options If you decide to take up all of your Entitlement, please: if you are within (i) Australia or (ii) New Zealand and you have an account with an Australian financial institution that supports BPAY payments, pay your Application Monies via BPAY; or Prospectus | page 21

complete and return the personalised Entitlement and Acceptance Form with the requisite Application Monies, by following the instructions set out on the personalised Entitlement and Acceptance Form. The Company will treat you as applying for as many Options as your payment will pay for in full up to your full Entitlement and in respect of any Excess Amount received, will treat your Application as applying for as many Additional Options as your Excess Amount will pay for in full, subject any scale back that the Company may determine to implement in its absolute discretion in respect of Additional Options. 5.3 If you do nothing If you take no action you will not be allocated Options and your Entitlement will lapse. Your Entitlement to participate in the Entitlement Offer is nonrenounceable and cannot be traded on ASX or any other exchange, nor can it be privately transferred. Shareholders who do not take up their Entitlements in full will not receive any payment or value for those Entitlements they do not take up. 6. Shortfall Any Options not subscribed for by Eligible Shareholders under the Entitlement Offer (Shortfall Options) may subsequently be placed at the discretion of the Directors under section 708 of the Corporations Act. In order for any placement of the Shortfall Options to be exempt from ASX Listing Rule 7.1, Exception 3 to ASX Listing Rule 7.2 requires that the Company must make any placement of the Shortfall Options within three months after the close of the Entitlement Offer at an offer price that is not less than the price at which the Options were offered under the Entitlement Offer. The Directors, therefore, reserve the right to issue any or all of the Shortfall Options at their discretion on this basis. The placement (if any) of any or all such Shortfall Options will therefore occur within three months of the Closing Date, and will be on the same terms as are offered to the Eligible hareholders under this Prospectus. The offer of Shortfall Options may be made to either existing and/or new Shareholders. 7. Payment methods 7.1 Payment by BPAY If you are within (i) Australia or (ii) New Zealand and you have an account with an Australian financial institution that supports BPAY transactions, and you wish to make payment via BPAY, please follow the instructions on the personalised Entitlement and Acceptance Form (which includes the biller code and your unique Customer Reference Number (CRN)). You can only make a payment via BPAY if you are the holder of an account with an Australian financial institution that supports BPAY transactions. Please note that should you choose to pay by BPAY: you do not need to submit the personalised Entitlement and Acceptance Form but are taken to have made the declarations on that personalised Entitlement and Acceptance Form; if you do not pay for your full Entitlement, you are deemed to have taken up your Entitlement in respect of such whole number of Options as is covered in full by your Application Monies; and if your Application Monies constitute an amount that is in excess of your full Entitlement (ie, an Excess Amount), the Company will treat you as applying for as many Additional Options as that Excess Amount will pay for in full subject to any scale back the Company may determine to implement in its absolute discretion in respect of Additional Options. When completing your BPAY payment, please make sure to use the specific biller code and unique CRN provided on your personalised Entitlement and Acceptance Form. If you receive more than one personalised Entitlement and Acceptance Form (i.e. where you have multiple holdings), please only use the CRN specific to the Entitlement on that form. If you inadvertently use the same CRN for more than Prospectus | page 22

one of your Entitlements when paying by BPAY, you will be deemed to have applied for Additional Options in relation to the Application to which that CRN applies. Should you choose to pay by BPAY it is your responsibility to ensure that your BPAY payment is received by the Registry by no later than 5.00 pm (Sydney time) on 7 June 2013. You should be aware that your financial institution may implement earlier cut-off times with regard to electronic payment and you should therefore take this into consideration when making payment. The Company takes no responsibility for any failure to receive Application Monies or payment by BPAY before the Entitlement Offer closes arising as a result of, among other things, delays in postage or processing of payments by financial institutions. 7.2 Payment by cheque, bank draft or money order For payment by cheque, bank draft or money order, you should complete your personalised Entitlement and Acceptance Form in accordance with the instructions on the form and return it accompanied by a cheque, bank draft or money order in Australian dollars for the amount of the Application Monies, payable to ‘PRR Entitlement Offer’ and crossed ‘Not Negotiable’. Your cheque, bank cheque, bank draft or money order must be: for an amount equal to $0.02 multiplied by the number of Options (and Additional Options, if applicable to you) that you are applying for; and in Australian dollars drawn on an Australian financial institution or an Australian branch of a financial institution. You should ensure that sufficient funds are held in the relevant account(s) to cover the Application Monies on the day of receipt. If the amount of your cheque, bank cheque, bank draft or money order for Application Monies is insufficient to pay for the number of Options (and Additional Options, if applicable) that you have applied for in your Entitlement and Acceptance Form, you will be taken to have applied for such lower number of whole Options (and Additional Options, if applicable) as your cleared Application Monies will pay for and to have specified that number of Options (and Additional Options, if applicable) on your personalised Entitlement and Acceptance Form. Should you choose to pay by cheque, bank cheque, bank draft or money order it is your responsibility to ensure that your payment is received by the Registry by no later than 5.00 pm (Sydney time) on 7 June 2013. Cash payments will not be accepted. Receipts for payment will not be issued. 8. No withdrawals and no cooling off You cannot withdraw your Application once it has been accepted. Cooling-off rights do not apply to an investment in Options (or Additional Options, if applicable). The Company reserves the right to withdraw the Entitlement Offer at any time before the issue of Options (and Additional Options, if any) to Eligible Shareholders, in which case the Company will refund any Application Monies already received in accordance with the Corporations Act and will do so without interest being payable to Applicants. 9. ASX quotation and trading The Company will apply for quotation of the Options (and Additional Options, if any) on ASX within seven days of the date of this Prospectus (which quotation is subject to there being a sufficient number of Applicants to satisfy the ASX’s rules in relation to the quotation of a new class of security). While the Company is not aware of any reason why quotation would be denied, there is no assurance that the application will be granted. If quotation is not granted, Options (and Additional Options, if any) under the Entitlement Offer will not be issued and Application Monies will be refunded to Applicants without interest. Prospectus | page 23

The fact that ASX may grant quotation of the Options (and Additional Options, if applicable) is not to be taken in any way as an indication of the merits of the Company, Options or Additional Options (if any) issued under the Entitlement Offer. It is expected that the quotation and trading of Options (and Additional Options, if any) will commence on or about Wednesday, 19 June 2013 (on a normal settlement basis). Confirmation of issue is expected to be sent in accordance with the ASX Listing Rules. It is the responsibility of each Applicant to confirm their holding before trading in Options (and Additional Options, if applicable to you). Any Applicant who sells Options (or Additional Options, if applicable) before receiving their confirmation of issue will do so at their own risk. The Company, Registry and the Manager disclaim all liability, in tort (including negligence), statute or otherwise, to any person who trades in Options (or Additional Options) before receiving heir confirmation of issue, whether on the basis of a confirmation of issue provided by the Company, Registry, the Manager or otherwise. 10. CHESS The Options (and Additional Options, if any) will participate from the date of commencement of quotation in the Clearing House Electronic Sub-register System (CHESS), operated by ASX Settlement Pty Limited. The Options (and Additional Options, if any) must be held in uncertificated form (i.e. no certificate will be issued) on the CHESS sub-register under sponsorship of a sponsoring participant (usually a broker) or on the issuer-sponsored sub-register. Arrangements can be made at any subsequent time following quotation to convert your holdings from the issuer-sponsored subregister to the CHESS sub-register under sponsorship of a sponsoring participant or vice versa, by contacting your sponsoring participant. 11. No Entitlements trading Entitlements are non-renounceable and cannot be traded on ASX or any other exchange, nor can they be privately transferred. 12. Confirmation of your Application and managing your holding You may access information on your holding, including your Record Date balance and the issue of Options (and Additional Options, if applicable to you) from this Entitlement Offer, and manage the standing instructions the Registry records on your holding on the InvestorServe website, www.investorserve.com.au. To access InvestorServe you will need your Security Reference Number (SRN) or Holder Identification Number (HIN) as shown on your Issuer Sponsored/CHESS statements and you will need to pass the security challenge on the website. 13. Treatment of foreign shareholders The Company has decided that it is unreasonable to make offers under the Entitlement Offer to investors who are holders of Shares and who are in the United States or have registered addresses outside Australia or New Zealand, having regard to the number of such holders in those places and the number and value of Options that they would be offered and the cost of complying with the relevant legal and regulatory requirements in those places. Ineligible Shareholders are not eligible to participate in the Entitlement Offer due to securities law restrictions on the offer of Options in certain jurisdictions. The Company and the Manager may arrange for the Options in respect of the Entitlements which would otherwise have been available to Ineligible Shareholders to be offered for subscription in a process to certain investors on behalf of Ineligible Shareholders. Prospectus | page 24

14. Application Monies All Application Monies will be held by the Company in a bank account on trust for Applicants until the Options (and, if applicable, the Additional Options) are issued or, if the Options (and, if applicable, the Additional Options) are not issued, until the Application Monies are returned to Applicants. The bank account will be established and maintained by the Company solely for the purpose of depositing Application Monies and retaining those funds for as long as is required under the Corporations Act. Interest earned on the Application Monies will be for the benefit of, and will remain the property of, the Company and will be retained by the Company whether or not the issue of Options under the Entitlement Offer takes place. If the Options are not issued, relevant Application Monies will be refunded by the Company as soon as practicable, without interest. Any Application Money received for more than an Applicant’s final allocation of Options (and if applicable, Additional Options) will be refunded as soon as practicable after the close of the Entitlement Offer. It is not practical to refund an amount of less than $2.00 to Shareholders and any refunds owning for less than this amount will be donated to a charity of the Company’s choosing. No interest will be paid to Applicants on any Application Money received or refunded. 15. Mail or hand delivery To participate in the Entitlement Offer, your payment must be received no later than the close of the Entitlement Offer, being 5.00 pm (Sydney time) on 7 June 2013. If you make payment via cheque, bank cheque, bank draft or money order, you should mail or hand deliver your completed personalised Entitlement and Acceptance Form together with Application Monies to: Mailing Address Hand Delivery Address Prima BioMed Ltd Prima BioMed Ltd C/- Boardroom Pty Limited C/- Boardroom Pty Limited GPO Box 3993 Level 7, 207 Kent St Sydney, NSW 2001 Sydney, NSW 2000 Personalised Entitlement and Acceptance Forms and Application Monies will not be accepted at the Company’s registered or corporate offices. Prospectus | page 25

3 Purpose and effect of the Entitlement Offer 1. Use of proceeds The Company is seeking to raise up to approximately $6.31 million8 before fees and costs of the Entitlement Offer. The Company expects fees and costs relating to the Entitlement Offer to be approximately $292,742. The gross proceeds of the Entitlement offer, and together with the gross proceeds of the SPP will be used as follows: co-fund up to three phase 2 trials of CVac in additional cancer indications and continue the ongoing clinical program; continue CVac manufacturing optimisation programs to move toward a commercially successful and global product manufacturing platform; provide general working capital for the Company and add security to the balance sheet, and to pay the costs of the Entitlement Offer and SPP. Further, it is intended that any funds raised from the exercise of Options will be used to fund the Company’s activities at that time and for general working capital purposes. Assuming all Options are exercised, the Company may raise up to an additional $63.12 million9 for this purpose. 2. Historical and pro forma financial position Set out below is the Company’s consolidated: statement of financial position as at 31 December 2012 (unaudited); and pro forma statement of financial position as at 31 December 2012 (unaudited), giving effect to Entitlement Offer and the SPP as though both transactions had occurred as at 31 December 2012 (Pro Forma Balance Sheet), (together, the Financial Information). The Financial Information is presented in an abbreviated form and does not contain all the disclosures that are usually provided in the Company’s annual report (Annual Report) prepared in accordance with the applicable accounting standards and therefore cannot be expected to provide as full an understanding of the financial position of the Company as a statement of financial position in the Annual Report. The Financial Information as at 31 December 2012 has been derived from the Company’s half year report (ASX Appendix 4D) released to ASX on 22 February 2013. The Company’s 30 June 2013 financial statements are in the process of being prepared. The Pro Forma Balance Sheet has not been audited, has been prepared for illustrative purposes only and gives effect to the following transactions as if they had occurred on 31 December 2012: the issuance of the Options in the manner described in this Prospectus, assuming full subscription of 315,599,617 Options (thereby raising net proceeds of approximately $6.02 million); and the issuance of 196,335,078 Shares (thereby raising net proceeds of approximately $14.83 million) in the manner described in the Share purchase plan booklet given to ASX on Thursday, 11 April 201310. 8 For further detail in relation to the number of Options that may be issued, and therefore the amount that may be raised (which may be higher or lower than the amount stated here), in each case under the Entitlement Offer, see paragraphs 3 and 4 of Section 3 of this Prospectus. The number of Options to be issued assumes the parameters presented in the illustrative example set out in paragraph 3 of Section 3 of the Prospectus. 9 For further detail in relation to the amount that may potentially be raised as a result of the exercise of Options, see paragraph 3 of Section 3 of this Prospectus. Prospectus | page 26

The Pro Forma Balance Sheet is indicative only and not intended to be a statement of the Company’s current financial position. 10 For further detail in relation to the number of Shares that may be issued, and therefore the amount that may be raised, in each case under the SPP, see paragraphs 3 and 4 of Section 3 of the Prospectus. Such numbers assumes that Shares are issued under the SPP at the Example SPP Offer Price. Prospectus | page 27

Unaudited consolidated historical statement of financial position and Pro Forma Balance Sheet as at 31 December 2012 Note 31 December Adjustments 31 December 2012 2012 Pro Forma 31 $ $ $ ASSETS Current assets Cash and cash equivalents 11,024,073 20,845,010 31,869,083 Trade and other receivables 1,602,110 1,602,110 Other financial assets 17,045,423 17,045,423 Other current assets 2,019,431 2,019,431 Total current assets 31,691,037 20,845,010 52,536,047 Non-current assets Plant and equipment 453,474 453,474 Intangible assets 198,540 198,540 Total non-current assets 652,014 652,014 Total assets 32,343,051 20,845,010 53,188,062 LIABILITIES Current liabilities Trade and other payables 2,139,957 2,139,957 Current tax payable 66,996 66,996 Provisions 20,692 20,692 Liabilities directly associated with non-current assets classified as held for sale 751,529 751,529 Total current liabilities 2,979,174 2,979,174 Non-current liabilities Provisions 3,122 3,122 Total non-current liabilities 3,122 3,122 Total liabilities 2,982,296 2,982,296 Net Assets 29,360,755 20,845,010 50,205,765 EQUITY Issued capital 136,712,525 14,533,018 151,245,543 Reserves 414,310 6,311,992 6,726,302 Accumulated losses (107,766,080) (107,766,080) Parent entity interest 29,360,755 20,845,010 50,205,766 Non-controlling interests 0 0 Total Equity 29,360,755 20,845,010 50,205,766 Prospectus | page 28

3. Capital structure The potential effect of the Entitlement Offer on the capital structure of the Company depends on: the precise number of Shares issued under the SPP (which number includes any Shares issued to Directors or institutional investors under any shortfall from the SPP11) and therefore, the number of Shares on issue on the Record Date (as for which, see below for further detail); the level of take up of Entitlements by Eligible Shareholders (and, if applicable, the number of Additional Options applied for); and the level of exercise of the Options, which in turn is likely to depend on the market price of Shares, particularly at the time leading up to the Expiry Date of the Options, being 5.00 pm (Sydney time) on 19 June 2017. The number of Shares to be issued under the SPP (which number includes any Shares issued to Directors or institutional investors under any shortfall from the SPP) depends on the offer price for those shares (SPP Offer Price), which will be calculated as the volume weighted average price of Shares traded on ASX during the 10 trading days preceding the issue date for those Shares (expected to be Friday, 17 May 2013), less a 5% discount, and the total value of Shares applied for under the SPP (including as a result of any shortfall subscribed for by Directors or institutional investors), which may be any amount up to $15 million. Accordingly, as at the date of this Prospectus (which precedes the issue date of Shares under the SPP), the exact number of Shares that will be on issue on the Record Date is not known. As a result of the above, and for the purposes of the illustrative example presented below, the number of Shares assumed to be on issue on the Record Date (and therefore, the assumed maximum number of Options that may be issued under the Entitlement Offer) is based on an estimated SPP Offer Price of $0.0764 (ie the volume weighted average price of Shares traded over the 10 trading days prior to the date of this Prospectus, less a 5% discount) (Example SPP Offer Price) and assumes the full value of Shares being offered under the SPP, being $15 million, has been applied for (meaning that 196,335,078 Shares would be issued under the SPP before the Record Date). However, to the extent that the: SPP Offer Price is higher than the Example SPP Offer Price, the actual number of Shares issued under the SPP (and therefore the number of Options issued under the Entitlement Offer) will be less; SPP Offer Price is less than the Example SPP Offer Price, the actual number of Shares issued under the SPP (and therefore the number of Options issued under the Entitlement Offer) will be more; and to the extent that the actual amount raised under the SPP is less than $15 million (including any shortfall that may be subscribed for by Directors or institutional investors), the actual number of Shares issued under the SPP (and therefore the number of Options issued under the Entitlement Offer) will be less 12. As at the date of this On the Record Date On completion of the Entitlement Prospectus Offer Ordinary 1,066,063,388 1,262,398,466 1,262,398,466 shares Options* 0 0 315,599,617 Unquoted 47,519,149 47,519,149 47,519,149 options** 11 For further detail in relation to the number of Shares that may be subscribed for by Directors or institutional investors under any shortfall from the SPP, see the Company’s notice of general meeting and explanatory memorandum given to ASX on Thursday, 11 April 2013. 12 See paragraph 4 of Section 3 for a sensitivity analysis showing the effect of increases and decreases in the SPP Offer Price and amount subscribed for under the SPP on the Entitlement Offer. Prospectus | page 29

† The actual number of Shares on issue on the Record Date may be more or less than is presented here and will depend on the actual SPP Offer Price and value of applications received under the SPP. See above for further detail.

* The actual number of Options to be issued under the Entitlement Offer depends on a number of factors, including those noted above in the first two dot points under the heading 'capital structure'.

**The unquoted options consist of a number of different tranches with varying exercise prices and expiry dates (details of these unquoted options are set out in full in the Company's most recent Appendix 3B, given to ASX on 13 May 2013).

If all of the Options the subject of this Entitlement Offer are issued and subsequently exercised, the Company will be required to issue a further approximately 315,599,617 New Shares[13]. Were this to occur and assuming that the Company did not issue any further Shares in the period until the Expiry Date, the Company would have 1,577,998,083 Shares on issue. A further 47,519,149 Shares would be on issue if all of the unquoted options noted above were also exercised.

4. Sensitivity analysis of the effect of the SPP on the Entitlement Offer

As at the date of the Prospectus, the exact number of Options to be issued under the Entitlement Offer, and therefore the maximum amount that may be raised by the Company under it, is not known. This is because the lodgement of the Prospectus with ASIC will precede the issue date for the Shares to be issued under the SPP (including as a result of any shortfall subscribed for by Directors or institutional investors) meaning that the exact number of Shares on issue on the Record Date is not, as of the date of the Prospectus, known (and therefore the number of Options to be issued under the Entitlement Offer cannot be determined with any precision)). Accordingly, the Directors consider it appropriate to provide the below sensitivity analysis to illustrate the potential impact that incremental movements in the key variables that determine the number of Shares that may be issued under the SPP (and therefore the approximate number of Options that may be issued, and consequentially the maximum amount that may be raised, in each case, under the Entitlement Offer) may have. As the sensitivity analysis presented below (which is designed to assist Eligible Shareholders assess the impact that the SPP may have on the Entitlement Offer) is prepared in the absence of observable data, prospective investors are cautioned against placing undue reliance on it. The table below shows the approximate number of Options that may be issued under the various scenarios, with the maximum amount potentially able to be raised as a result of that number of Options being issued shown in parenthesis.

	Possible amounts raised under SPP[α]					
Possible SPP Offer Prices[β] ↓	**$2.5 million**	**$5.0 million**	**$7.5 million**	**$10.0 million**	**$12.5 million**	**$15.0 million**
$0.05[β]	279,015,847 ($5,580,317)	291,515,847 ($5,830,317)	304,015,847 ($6,080,317)	316,515,847 ($6,330,317)	329,015,847 ($6,580,317)	341,515,847 ($6,830,317)
$0.055	277,879,484 ($5,557,590)	289,243,120 ($5,784,862)	300,606,756 ($6,012,135)	311,970,393 ($6,239,408)	323,334,029 ($6,466,681)	334,697,665 ($6,693,953)
$0.06	276,932,514 ($5,538,650)	287,349,181 ($5,746,984)	297,765,847 ($5,955,317)	308,182,514 ($6,163,650)	318,599,181 ($6,371,984)	329,015,847 ($6,580,317)
$0.065	276,131,232 ($5,522,625)	285,746,616 ($5,714,932)	295,362,001 ($5,907,240)	304,977,386 ($6,099,548)	314,592,770 ($6,291,855)	324,208,155 ($6,484,163)

[13] This number depends on a number of factors, including, and in particular, the exact number of Options that are ultimately issued under the Entitlement Offer.

Prospectus | page 30

$0.07	275,444,419[γ] ($5,508,888)	284,372,990 ($5,687,460)	293,301,562 ($5,866,031)	302,230,133 ($6,044,603)	311,158,704 ($6,223,174)	320,087,276 ($6,401,746)
$0.075	274,849,181 ($5,496,984)	283,182,514 ($5,663,650)	291,515,847 ($5,830,317)	299,849,181 ($5,996,984)	308,182,514 ($6,163,650)	316,515,847 ($6,330,317)
$0.08	274,328,347 ($5,486,567)	282,140,847 ($5,642,817)	289,953,347 ($5,799,067)	297,765,847 ($5,955,317)	305,578,347 ($6,111,567)	313,390,847 ($6,267,817)
$0.085	273,868,788 ($5,477,376)	281,221,730 ($5,624,435)	288,574,671 ($5,771,493)	295,927,612 ($5,918,552)	303,280,553 ($6,065,611)	310,633,494 ($6,212,670)
$0.09	273,460,292 ($5,469,206)	280,404,736 ($5,608,095)	287,349,181 ($5,746,984)	294,293,625 ($5,885,873)	301,238,069 ($6,024,761)	308,182,514 ($6,163,650)
$0.095	273,094,795 ($5,461,896)	279,673,742 ($5,593,475)	286,252,689 ($5,725,054)	292,831,637 ($5,856,633)	299,410,584 ($5,988,212)	305,989,531 ($6,119,791)
$0.10	272,765,847 ($5,455,317)	279,015,847 ($5,580,317)	285,265,847 ($5,705,317)	291,515,847 ($5,830,317)	297,765,847 ($5,955,317)	304,015,847 ($6,080,317)

α The potential amounts that may ultimately be raised under the SPP are presented on the horizontal axis (and such amounts include, if applicable, the $2 million worth of SPP shortfall that may be subscribed for by the Directors).

β The various actual SPP Offer Prices that may ultimately result under the SPP are presented on the vertical axis (as noted above, the actual SPP Offer Price will be calculated as the volume weighted average price of Shares traded on ASX during the 10 trading days preceding the issue date for those Shares (expected to be Friday, 17 May 2013), less a 5% discount).

γ The approximate number of Options that may be issued, and therefore the amount that may be raised, in each case, under the Entitlement Offer (factoring in the incremental impact of the differing number of Shares that may ultimately be issued under the SPP) is shown herein. The approximate number of Options that may be issued in each case is determined by adding the applicable number of Shares that may be issued under the SPP (given the applicable variables referable to that cell) (which number has been rounded down to the nearest whole number of Shares) to the number of Shares that are on issue on the date of this Prospectus (being 1,066,063,388) to estimate the number of Shares that may be on issue on the Record Date. This aggregate number is then multiplied by the Entitlement Offer ratio to determine the number of Options that may be issued (rounded up to the nearest whole number) under the Entitlement Offer. That number of Options is then multiplied by the Offer Price of $0.02 per Option to determine the maximum that may be raised as a result. This last amount is shown in parenthesis.

5. Effect on control

The Company does not expect that the Entitlement Offer will have a material effect on the control of the Company.

Prospectus | page 31

4 Risk factors The following risks relate specifically to the Company’s business and should be considered carefully. The Company’s business, financial condition and results of operations could be harmed by any of the following risks. As a result, the trading price of Shares and Options (and Additional Options, if any) could decline and the holders of those securities could lose part or all of their investment. 1. Risks related to the Company’s business The Company has a history of operating losses and may not achieve or maintain profitability in the future The Company is at an early stage in the development of pharmaceutical products and its success is therefore uncertain. At this point the Company does not have any products that generate revenue. The Company will continue to incur losses from operations and expects the costs of drug development to increase in the future as more patients are recruited to its trials. In particular, the Company will continue to incur significant losses in carrying out clinical trials of CVac necessary for regulatory approval. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of therapeutic products, the Company may experience larger than expected future losses and may never become profitable. There is a substantial risk that the Company may not be able to complete the development of its current product candidates or develop other pharmaceutical products. It is possible that none of them will be successfully commercialised, which would prevent the Company from ever achieving profitability. The Company will require additional financing in the future to fund its operations and research The Company has been incurring losses and will continue to do so as it expands its product development programs. Its actual cash requirements may vary from those now planned and will depend upon many factors, including: the continued progress of research and development programs; the uncertainty regarding the length of time, costs and results of clinical trials; the cost, timing and outcome of submissions for regulatory approval; the commercial potential of product candidates; its ability to increase manufacturing capabilities; and the status and timing of competitive developments. The Company anticipates that as the trials for CVac progress and its associated costs increase it will require additional funds to achieve its long-term goals of commercialisation and further development of other product candidates. In addition, the Company will require funds to pursue regulatory applications, defend intellectual property rights, increase manufacturing capacity, develop marketing and sales capability and fund operating expenses. The Company intends to seek such additional funding through public or private financings and/or through licensing of its assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in the Company having to curtail or cease its operations including research and development activities, thereby harming its business, financial condition and results of operations. Ongoing and future clinical trials of product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals for commercial sale Phase 1 and Phase 2 clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase 3 clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors. If the Company suffers any significant delays, setbacks or negative results in, or termination of, our clinical trials, it may be unable to continue the development of our products or product candidates or generate revenue and its business may be harmed. If the Company does not obtain the necessary regulatory approvals it will be unable to commercialise its products The clinical development, manufacturing, sales and marketing of the Company’s products are subject to extensive regulation by regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere. Despite the substantial time and expense invested in preparation and submission of a Biologic License Application or equivalents in other jurisdictions, regulatory approval is never guaranteed. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. The FDA or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve the Company’s or a third-party manufacturer’s processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product. CVac is currently undergoing clinical trials, however, successful results in the trial and in the subsequent application for marketing approval are not guaranteed. If the Company is unable to obtain regulatory approvals it will not be able to generate revenue from CVac. Even if the Company receives regulatory approval for any product candidate, its profitability will depend on its ability to generate revenues from the sale of those product candidates or the licensing of its technology. Even if the Company’s product candidates receive regulatory approval, it may still face development and regulatory difficulties that may delay or impair future sales of product candidates Even if the Company receives regulatory approval to sell CVac or any other product candidate, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. In addition, new statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of the Company’s products. The Company has limited manufacturing experience with its product candidates CVac differs from many therapeutic products in that it must be manufactured on a patient-by-patient basis, using the patients’ own immune cells, and therefore cannot be mass produced and stockpiled. Should the Company ultimately obtain regulatory approval, it may however not be able to manufacture sufficient quantities in a cost-effective or timely manner thereby hindering the commercialisation of the product and reduce or prevent potential revenues. Accordingly, the Company may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties, or have third parties manufacture its products on a contract basis. The Company may not however be able to enter into collaborative or contractual arrangements on acceptable terms with third parties that will meet its requirements for quality, quantity and timeliness. Such delays and hurdles could harm the Company’s business, financial condition and results of operations. To the extent the Company is required to rely on contractors, it will be exposed to risks related to the business condition of those contractors The Company is a small company, with few internal staff and no capital facilities. The Company is and will be required to rely on a variety of contractors to manufacture its products, to perform clinical testing and to prepare regulatory dossiers. Adverse events that affect one or more of its contractors could adversely affect the Company, such as: a contractor is unable to retain key staff that have been working on the Company’s product candidates; a contractor is unable to sustain operations due to financial or other business issues; a contractor loses its permits or licenses that may be required to manufacture the Company’s products; or errors, negligence or misconduct that occur within a contractor may adversely affect the Company. To the extent the Company is able to enter into collaborative arrangements or strategic alliances, it will be exposed to risks related to those collaborations and alliances An important element of the Company’s strategy for developing, manufacturing and commercialising its product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants. However, the Company may not be able to negotiate alliances on acceptable terms, if at all. These arrangements may result in the Company receiving less revenue than if it sold such products directly, may place the development, sales and marketing of its products outside of its control, may require it to relinquish important rights or may otherwise be on unfavourable terms. Collaborative arrangements or strategic alliances will also subject the Company to a number of risks, including the risk that: the Company may not be able to control the amount and timing of resources that its strategic partner/collaborators may devote to the product candidates; strategic partner/collaborators may experience financial difficulties; business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement; a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including the Company’s competitors; and collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing product candidates. Research and development efforts will be jeopardised if the Company is unable to retain key personnel and cultivate key academic and scientific collaborations The Company’s future success depends to a large extent on the continued services of its senior management and key scientific personnel. Competition among biotechnology and pharmaceutical companies for qualified employees is intense and as such the Company may not be able to attract and retain personnel critical to its success. The Company’s success depends on its continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on its ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions. If the Company fails to identify, attract, retain and motivate these highly skilled personnel, it may be unable to continue its product development and commercialisation activities. Research and development efforts will be jeopardised if we are unable to secure critical components and reagents necessary for manufacture of key components of CVac A key component of CVac manufacture is mononuclear cells (a type of blood cell) obtained from each patient, as CVac is made specifically for each patient. To obtain mononuclear cells, the Company uses a process called aphaeresis, which requires specially trained technicians using qualified processes on a COBE Spectra machine. The Company has invested significant time and money into the training and quality control procedures for mononuclear cell collections. However, if it in the future is unable to identify and train appropriate technicians in sufficient number, or if the COBE Spectra becomes obsolete, or if kits for the COBE Spectra are no longer supplied by the manufacturer, and the Company is unable to arrange for qualified substitutes, the continued development and any future commercialisation of CVac may be delayed or prevented. Some key reagents important to CVac manufacture are custom made for the Company. The Company has scaled up manufacturing of these custom reagents and currently has sufficient quantities stockpiled for foreseeable development needs, however, it may be difficult to obtain the same or comparable custom reagents in the future. The Company’s success depends on its ability to protect its intellectual property and proprietary technology Any future success will depend in large part on whether the Company can obtain and maintain patents to protect its products and technologies; obtain licenses to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Any of the Company’s future patent applications may not be approved, or it may not develop additional products or processes that are patentable. Some countries in which the Company may ultimately sell its product candidates or license its intellectual property may fail to protect the Company’s intellectual property rights to the same extent as the protection that may be afforded in Australia, Japan or the United States. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the United Kingdom, the European Union or elsewhere may diminish the value of the Company’s intellectual property or narrow the scope of patent protection. The Company may have to resort to litigation to enforce any patents issued or licensed to it or to determine the scope and validity of third party proprietary rights. It may also have to defend the validity of its patents in order to protect or enforce its rights against a third party, or third parties may in the future assert against it infringement claims regarding proprietary rights belonging to them. Such proceedings could result in the expenditure of significant financial and managerial resources and could negatively affect the Company. Adverse determinations in any such proceedings could prevent the Company from developing and commercialising its product candidates and could harm its business, financial condition and results of operations. If the Company infringes the intellectual property rights of third parties, it may increase costs or prevent it from the commercialisation of product candidates There is a risk that the Company is, or may in the future, infringe proprietary rights of third parties. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. To date, the Company has not been involved in any such third-party claims and, except as noted below, the Company is not ware that its product candidates infringe, or may in the future infringe, the intellectual property rights of any third party. As a result of intellectual property infringement claims, or to avoid potential claims, the Company might be:

prohibited from selling or licensing any product candidate that it may develop unless the patent holder licenses the patent to the Company; required to expend considerable amounts of money in defending the claim; required to pay substantial royalties or grant a cross license to its patents to another patent holder; required to redesign the formulation of a product so that it does not infringe, which may not be possible or could require substantial funds and time; or required to pay substantial monetary damages. If the Company is unable to keep pace with technological change or with the advances of its competitors, its technology and products may become uncompetitive The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. The Company’s competitors in Australia and elsewhere are numerous and include major pharmaceutical companies, biotechnology firms and other research institutions. These competitors may develop technologies and products that are more effective than any that the Company is developing, or which would render its technology and products uncompetitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than the Company does, and have more experience in conducting clinical trials and obtaining FDA, Australia’s Therapeutic Goods Administration and other regulatory approvals. The Company’s ability to further develop and commercialise its products may be adversely affected if its competitors were to succeed in obtaining regulatory approval for their products sooner than the Company is able to. Future potential sales of products may suffer if they are not accepted in the marketplace by physicians, patients and the medical community There is a risk that CVac or other product candidates may not gain market acceptance among physicians, patients and the medical community, even if they are approved by the regulatory authorities. The degree of market acceptance of any of approved products will depend on a variety of factors, including: timing of market introduction, number and clinical profile of competitive products; the Company’s ability to provide acceptable evidence of safety and efficacy and its ability to secure the support of key clinicians and physicians for its products; cost-effectiveness compared to existing and new treatments; availability of coverage, reimbursement and adequate payment from health maintenance organisations and other third-party payors; prevalence and severity of adverse side effects; and other advantages over other treatment methods. Physicians, patients, payers or the medical community may be unwilling to accept, use or recommend the Company products which would adversely affect potential revenues and future profitability. If healthcare insurers and other organisations do not pay for the Company’s products or impose limits on its reimbursement, the Company’s future business may suffer The Company’s product candidates may be rejected by the market due to many factors, including cost. The continuing efforts of governments, insurance companies and other payers of healthcare costs to contain or reduce healthcare costs may affect the Company’s future revenues and profitability. In Australia and certain foreign markets the pricing of pharmaceutical products is already subject to government control. Successful commercialisation of the Company’s product candidates will depend in part on the extent to which reimbursement for the cost of its products and related treatment will be available from government health administration authorities, private health insurers and other organisations. The Company’s product candidates may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow its products to be marketed on a competitive basis. Third-party payers are increasingly challenging the price of medical products and treatment. If third party coverage is not available for the Company’s products the market acceptance of these products will be reduced. The Company may be exposed to product liability claims which could harm its business The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. The Company may face product liability exposure related to the testing of its product candidates in human clinical trials. If any of the Company’s products are approved for sale, it may face exposure to claims by an even greater number of persons than were involved in the clinical trials once marketing, distribution and sales of the Company’s products begin. Regardless of merit or eventual outcome, liability claims may result in: decreased demand for the Company’s products and product candidates; injury to the Company’s reputation; withdrawal of clinical trial participants; costs of related litigation; substantial monetary awards to patients and others; loss of revenues; and the inability to commercialise products and product candidates. The Company relies on a number of third party researchers and contractors to produce, collect, and analyse data regarding the safety and efficacy of its product candidates. The Company has quality control and quality assurance in place to mitigate these risks, as well as professional liability and clinical trial insurance to cover financial damages in the event that human testing is done incorrectly or the data is analysed incorrectly. If a claim is made against the Company in conjunction with these research testing activities, the Share price may be negatively affected. The Company could also face additional liability beyond its insurance limits if testing mistakes were to endanger any human subjects. 2. Risks relating to our quoted securities The Share and Option price may be volatile and could decline significantly The market price of Shares historically has been, and is expected to continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to the Company, to changes in analysts’ recommendations and expectations, changes in exchange rates, or to factors affecting the biopharmaceutical industry or the securities markets in general. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency fluctuations, could adversely affect the market price of the Company’s quoted securities. For example, during the last two financial years, the market price for Shares on ASX has ranged from as low as $0.065 to a high of $0.42. The Company may experience a material decline in the market price of Shares and therefore the Options (and Additional Options, if applicable), regardless of its operating performance. Therefore, a holder of Shares and/or Options (and Additional Options, if applicable) may not be able to sell those ordinary Shares or Options (or Additional Options) at or above the price paid by such holder for such Shares or Options (or Additional Options). Price declines in Shares or Options (which derive their value from among other things, the price of Shares) could result from a variety of factors, including many outside of the Company’s control. These factors include: the results of pre-clinical testing and clinical trials by the Company and its competitors;

unforeseen safety issues or adverse side effects resulting from the clinical trials or the commercial use of any of the Company’s product candidates; regulatory actions in respect of any of the Company’s products or the products of any of its competitors; announcements of the introduction of new products by the Company or its competitors; market conditions, including market conditions in the pharmaceutical and biotechnology sectors; increases in the Company’s costs due to unfavorable movements in foreign currency exchange rates; developments or litigation concerning patents, licenses and other intellectual property rights; litigation or public concern about the safety of the Company’s potential products; changes in recommendations or earnings estimates by securities analysts; actual and anticipated fluctuations in the Company’s quarterly operating results; deviations in the Company’s operating results from the estimates of securities analysts; rumours relating to the Company or its competitors; additions or departures of key personnel; changes in third-party reimbursement policies; and developments concerning current or future strategic alliances or acquisitions.

5 Additional information 1. Nature of this Prospectus This Prospectus is a prospectus to which the special content rules under section 713 of the Corporations Act apply. Section 713 allows the issue of a more concise prospectus for offers of: securities in a class which has been continuously quoted by ASX for the three months prior to the date of the prospectus; and options over such continuously quoted securities. Shares in the Company have been continuously quoted by ASX for the three months prior to the date of this Prospectus. The information in this Prospectus principally concerns the terms and conditions of the Entitlement Offer and the information that investors and their professional advisers would reasonably require to make an informed assessment of: the effect of the Entitlement Offer on the Company; and the rights and liabilities attaching to the Options (and Additional Options, if any) and the New Shares underlying the Options (and the Additional Options, if applicable). This Prospectus contains this information only to the extent to which it is reasonable for investors and their professional advisers to expect to find the information in it. It does not include all of the information that would be included in a prospectus for an initial public offering of shares. The Company has, since listing, provided ASX with a substantial amount of information regarding its activities. That information is publicly available. Shareholders and other investors should read this Prospectus in conjunction with that publicly available information before making an investment decision. 2. Reporting and disclosure obligations The Company is a disclosing entity for the purposes of the Corporations Act and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require ASX to be notified periodically and on a continuous basis of information about specific events and matters as they arise for the purpose of ASX making the information available to the financial market operated by it. In particular, the Company has an obligation under the ASX Listing Rules (subject to certain limited exceptions) to notify ASX immediately of any information concerning the Company, of which it becomes aware, which a reasonable person would expect to have a material effect on the price or value of the Company’s securities. The Company is also required to prepare and lodge with ASIC and ASX both yearly and half-yearly financial statements accompanied by a Directors’ declaration and report, and an audit or review report. 3. Availability of other documents ASX maintains detailed records of company announcements for all companies listed on ASX. The Company’s announcements may be viewed on the ASX website (www.asx.com.au). ASIC also maintains records in respect of documents lodged with it by the Company, and these may be obtained from or inspected at any office of ASIC. The Company will provide a copy of any of the following documents, free of charge, to any person who requests a copy during the Entitlement Offer Period: The annual financial report lodged with ASIC and given to ASX by the Company for the year ended 30 June 2012;

The half year financial report lodged with ASIC and ASX for the period ended 31 December 2012, being the most recently lodged half year financial report of the Company before the date of this Prospectus; and Any continuous disclosure notice given by the Company to ASX (being any document used to notify ASX of information relating to the Company under the continuous disclosure provisions of the ASX Listing Rules and the Corporations Act) after the date of lodgement with ASIC and giving to ASX of the annual financial report referred to above and before lodgement with ASIC of this Prospectus. Details of these notices are as follows: Date Title of announcement 8 May 2013 Appendix 3X 8 May 2013 Director Appointment 3 May 2013 Prima Newsletter 24 April 2013 Prima Presentation at ISCT Annual Meeting 24 April 2013 Supplemental Information for Quarterly Conference Call 24 April 2013 Prima BioMed Updates Clinical Leadership Team 19 April 2013 Prima BioMed Quarterly Results and Conference Call 17 April 2013 Japanese Patent Granted for CVac 12 April 2013 Change of Director’s Interest Notice 11 April 2013 Change of Director’s Interest Notice 11 April 2013 Notice under ASIC CO 09/425 11 April 2013 Notice of Extraordinary General Meeting/Proxy Form 11 April 2013 Share Purchase Plan Offer Documents 10 April 2013 Change of Director’s Interest Notice 9 April 2013 Share Purchase Plan Update 4 April 2013 Change of Director’s Interest Notice 2 April 2013 Appendix 3B 2 April 2013 Chairman’s Letter to Shareholders 2 April 2013 SPP & Options Entitlement Offer

Date Title of announcement 28 March 2013 Change in Senior Management 20 March 2013 3.8 Million Euro Grant to Support CVac Development 11 March 2013 Prima BioMed to Present at ISBioTech Annual Meeting 8 March 2013 Prima BioMed Conference Call Transcript 6 March 2013 Supplemental Information for Prima BioMed Conference Call 5 March 2013 Prima Biomed Conference Call 28 February 2013 Prima Biomed commences CANVAS Clinical Trial in Europe 26 February 2013 Prima Newsletter 22 February 2013 Half Yearly Report and Accounts 21 February 2013 Appendix 3B 6 February 2013 Prima receives $1.4m R&D Tax Incentive rebate 4 February 2013 Investor Presentation February 2013 4 February 2013 Prima presents at ISCT annual meeting 29 January 2013 Prima to present at BIO CEO & Investor Conference 24 January 2013 Prima BioMed to host investor days in Australia 23 January 2013 Appendix 4C - quarterly 24 December 2012 Announcement from Martin Rogers 24 December 2012 Appendix 3Y 16 November 2012 Appendix 3B 16 November 2012 Results of Meeting 16 November 2012 2012 AGM CEO Address 16 November 2012 2012 AGM Chairman Address 15 November 2012 CAN-003 Interim Analysis Presentation 14 November 2012 Teleconference details for 2012 Annual General Meeting 14 November 2012 Interim Immune Monitoring Data From CVac Clinical Trial 26 October 2012 Appendix 4C - quarterly 26 October 2012 Management Reorganisation

All requests for copies of the above documents should be addressed to: The Company Secretary Prima BioMed Ltd Level 7 151 Macquarie Street Sydney NSW 2000 Certain documents are also available on the Company’s website (www.primabiomed.com.au). 4. Rights and liabilities attaching to Shares There is presently only one class of share in the Company: fully paid ordinary shares. Upon valid exercise of Options, New Shares will be issued and will rank equally in all respects with Shares on issue at the time of exercise. The rights attaching to fully paid ordinary shares in the Company (i.e. Shares) are: set out in the Company’s constitution (Constitution); and in certain circumstances, regulated by the Corporations Act, the Listing Rules, the ASX Settlement Operating Rules and the general law. The following is a summary of the significant rights attaching to the New Shares. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of Shareholders. Voting rights At a general meeting, every Shareholder present in person or by proxy, attorney or representative has one vote on a show of hands, and on a poll, one vote for every Share held. On a poll, partly paid Shares confer a fraction of a vote proportional to the amount paid up on the Share (excluding any amount credited as paid up). A poll may be demanded by at least 3 Shareholders present and entitled to vote at the meeting, by Shareholders with at least 5% of the votes that may be cast on the resolution, or by the chairperson. General meetings and notices Each Shareholder is entitled to receive notice of, and except in certain limited circumstances, to attend and vote at general meetings of the Company and receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution or the Corporations Act. Dividends Shares carry the right to receive dividends. The Directors may from time to time pay dividends to Shareholders out of the profits of the Company. Subject to the requirements of the Corporations Act, the Directors may pay any interim and final dividends as, in their judgment, the financial position of the Company justifies. The Directors may fix the mount and time for and method of payment of the dividends. The payment of a dividend does not require any confirmation by Shareholders of the Company in a general meeting. Transfer of Shares Shareholders may transfer Shares electronically by a transfer effected in accordance with the ASX Settlement Operating Rules, the Corporations Act and the ASX Listing Rules. Where the Shares are quoted on ASX, the Directors may in their absolute discretion refuse to register any transfer in any of the circumstances permitted by the ASX Listing Rules. The Company must not refuse or fail to register or give effect to, or delay or in any way interfere with, a proper ASX Settlement transfer of Shares quoted by ASX.

Issue of further Shares The Directors may (subject to the restrictions on the issue of Shares imposed by the Constitution, the ASX Listing Rules and the Corporations Act) issue, grant options over, or otherwise dispose of, Shares on such terms as the Directors determine. Winding up Shares attract the right in a winding up to participate equally in the distribution of the assets available for distribution (subject to any amounts unpaid on a Share). On a winding up of the Company, the liquidator may, with the approval of a special resolution of the Shareholders, divide among the Shareholders in kind, all or any of the Company’s assets and determine how such division is to be carried out between different classes of Shareholders. Directors – appointment and removal The minimum number of Directors is 3. Directors are elected at general meetings of the Company. Retirement will occur on a rotational basis so that at least one-third of the Directors retire at each general meeting of the Company. A Director retiring by rotation is eligible for re-election, subject to certain restrictions. The Directors may also appoint a Director to fill a casual vacancy on the Board or in addition to the existing Directors, who will then hold office until the next annual general meeting. Directors voting Questions arising at a meeting of Directors will be decided by a majority of votes of the Directors entitled to vote on the matter. In the case of an equality of votes, the chairperson does not have a second or casting vote. Member liability As any New Shares issued on exercise of Options will be fully paid, they are not subject to any calls for money by Directors and will therefore not become liable to forfeiture. Variation of rights Under the Constitution, the rights attached to any class of shares in the Company (including the Shares and New Shares) may be varied in accordance with the Corporations Act by special resolution of the Company or special resolution of a meeting of members holding shares in that class. Dividend and share plans The Directors may implement a dividend reinvestment plan, an employee share plan and an employee option plan not being inconsistent with the provisions of the Constitution. While the Company has not presently adopted a dividend reinvestment plan it has adopted the Prima Global Employee Share Option Plan. Alteration of Constitution The Constitution can only be amended by a special resolution passed by at least three quarters of the votes cast by members entitled to vote on the resolution. 5. Rights and liabilities attaching to Options (and Additional Options, if any) The following is a description of the principal rights and liabilities attaching to the Options (and Additional Options, if any) to be issued pursuant to the Entitlement Offer.

Exercise Price Each Option (and Additional Option, as applicable) entitles the holder to subscribe for 1 New Share at the Exercise Price of $0.20 per Option. Manner of exercise The Options will be exercisable at any time before 5.00 pm (Sydney time) on Monday, 19 June 2017 by completing a Notice of Exercise of Options and delivering it to the Registry together with payment for the number of Options exercised. The Notice of Exercise of Options must be in a form approved by the Company and will contain certain representations and warranties. An approved Notice of Exercise of Options will be sent with the holding statements for Options issued under the Entitlement Offer, and will otherwise be available from the Registry. New Shares issued upon an exercise of Options will be issued within 20 business days after the receipt of a properly executed Notice of Exercise of Options and the correct application monies in respect of the exercise. Transferability of Options (and Additional Options, if any) Subject to the Corporations Act, the ASX Listing Rules, the ASX Settlement Operating Rules and the Constitution, the Options (and any Additional Options) will be freely transferable and the Company will apply to ASX for those options to be admitted to quotation. If ASX does not grant approval for official quotation of Options (and Additional Options, if applicable) within three months after the date of this Prospectus none of the Options offered under the Entitlement Offer will be issued, unless ASIC grants the Company an exemption permitting the issue. Ranking and quotation of New Shares Upon valid exercise of Options, New Shares in the Company will be issued and these New Shares will rank equally in all respects with Shares on issue at the time of issue. After the issue of New Shares upon exercise of Options, the Company will apply to ASX for those New Shares to be admitted to quotation. Participation in new issues A holder of an Option will not be entitled to participate in any new issue of securities to existing Shareholders by virtue of holding the Option unless they first exercise their Option, and acquire the underlying New Share, prior to the record date for determining entitlements to the new issue of securities and participate in the new issue as a result of being a holder of New Shares. The Company will give holders of Options notice of any such new issue at least 7 business days (or such other period permitted by the ASX Listing Rules) before the record date for determining entitlements to the new issue. Pro rata issue If there is a pro rata issue of Shares (other than a bonus issue and this Entitlement Offer) to Shareholders before the expiry of an Option and no New Share has been issued in respect of the Option before the record date for determining entitlements to that pro rata issue, the Exercise Price of the Option will be reduced in accordance with the formula in ASX Listing Rule 6.22.2 as follows: E[P - S + D ] O = O - N + 1 Where: O’ = the new exercise price of the Option; O = the old exercise price of the Option;

E = the number of New Shares into which one Option is exercisable (E will be one unless the number has changed because of a bonus issue); P = the average market price per Share (weighted by reference to volume) of Shares during the 5 trading days ending on the day before the ex rights date or ex entitlements date; S = the subscription price for a Share under the pro rata issue; D = any dividend due but not yet paid on the existing Shares (except those to be issued under the pro rata issue); and N = the number of Shares with rights or entitlements that must be held to receive a right to one new Share. Bonus issue If there is a bonus issue of Shares to Shareholders, and no New Share has been issued in respect of an Option on or before the record date for determining entitlements to the bonus issue, the number of New Shares over which the Option is exercisable will be increased by the number of New Shares which the Optionholder would have received if the Option had been exercised before the record date for determining entitlements to the bonus issue. Reorganisation of capital If there is a reorganisation of the issued capital of the Company (including a consolidation, sub-division, reduction or return of capital), then the rights of the holder of an Option will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation. Notification of Expiry Date The Company will, in accordance with the ASX Listing Rules, at least 20 business days before the Expiry Date of the Options, send notice to each Optionholder stating, among other things, the name of the Optionholder, the number of Options held, the number of New Shares to be issued on exercise of the Options, the exercise price, the Expiry Date and the consequences of non-exercise before the Expiry Date. Lapse of Options Options not exercised before 5.00 pm (Sydney time) on Monday, 19 June 2017 will immediately lapse. There is no obligation to exercise Options. Takeovers If a takeover bid is made for Shares, Optionholders may wish to exercise their Options and participate in that takeover bid. While in many cases this will mean that provisions of the Corporations Act will entitle an exercising Optionholder to accept a takeover bid made for the relevant Shares, the terms of the particular takeover bid and the provisions of the Corporations Act may mean that New Shares acquired by the exercising Optionholder are not subject to the takeover bid. 6. Taxation 6.1 Australian tax implications for Eligible Shareholders in Australia Set out below is a general summary of the potential Australian tax implications of the Entitlement Offer for Eligible Shareholders who are residents of Australia for tax purposes and who hold their Shares and will hold their Options (and Additional Options, if applicable) on the capital account. The summary below does not deal with the tax implications for Eligible Shareholders who are not residents of Australia for tax purposes. It also does not deal with the tax implications for Eligible Shareholders:

who hold their Shares (or will receive their Entitlements) as revenue assets or trading stock such as banks, insurance companies and taxpayers carrying on a business of share trading; who acquired their Shares or will acquire their Options (and Additional Options, if applicable) for the purposes of resale at a profit; who acquired their Shares (or will acquire their Entitlements, Options or Additional Options (if applicable)) under an arrangement that constitutes an ‘employee share scheme’ for Australian tax purposes; or who are non-resident Shareholders that hold their Shares (and will hold their Options or Additional Options, if applicable) as an asset of a permanent establishment in Australia. The summary is intended as a general guide only and is not an authoritative or complete statement of all potential tax implications for each Eligible Shareholder. The summary below is not advice and should not be relied upon as such. It also does not take account of any individual circumstances of any particular Eligible Shareholder. Taxation is a complex area of law and the taxation consequences for each Eligible Shareholder may differ depending on their own particular circumstances. Accordingly, Eligible Shareholders should seek specific advice applicable to their particular circumstances from their own financial or tax advisers. The summary below is based on the law in effect as at the date of this Prospectus. Future changes in Australian taxation law, including changes in interpretation or application of the law by the courts or taxation authorities in Australia, may affect the taxation treatment of acquiring, holding and disposing of the Entitlements or the Options (and Additional Options, if applicable). 6.2 Issue of Entitlements The issue of the Entitlements should not itself result in any amount being included in the assessable income of an Eligible Shareholder. This is on the basis that the Entitlements should satisfy the requirements in section 59-40 of the Income Tax Assessment Act 1997 (Cth). The issue of the Entitlements should therefore be treated as non-assessable income and non-exempt income. 6.3 Entitlements not taken up Any Entitlement not taken up by an Eligible Shareholder under the Entitlement Offer will lapse and the Eligible Shareholder will not receive any consideration as a result of the expiration of the Entitlement. There is also no opportunity for Eligible Shareholders to sell their Entitlements either privately or on the ASX. There should not be any tax implications for an Eligible Shareholder in these circumstances. 6.4 Acquiring Options by exercise of Entitlements or Additional Options by application Eligible Shareholders who exercise all or part of their Entitlement will acquire Options in the Company. In addition, in accordance with paragraph 4 of Section 2 of this Prospectus, the Company may offer Eligible Shareholders Additional Options. For these Eligible Shareholders: there should be no immediate Australian taxation liability in respect of the exercise of an Entitlement by an Eligible Shareholder to acquire an Option; the Entitlements will cease to exist and a CGT event will occur, but any capital gain or loss made on the exercise of the Entitlement should be disregarded for tax purposes; the Options acquired as a result of exercising the Entitlements (or Additional Options, acquired by application, if applicable) will be treated for CGT purposes as having been acquired on the day on which the Entitlements are exercised; and

the Options (and Additional Options, if any) should have a cost base for CGT purposes equal to the Offer Price payable for the Options (and Additional Options) plus certain non-deductible incidental costs they incur in acquiring them. 6.5 Taxation of capital gains and losses on disposal of Options (or Additional Options, if any) on ASX Eligible Shareholders may make a capital gain or capital loss on a subsequent disposal of Options or Additional Options (other than by exercising the Option or Additional Option), depending on whether the capital proceeds of that disposal are more than the cost base or less than the reduced cost base of those Options (or Additional Options). The cost base of those Options (or Additional Options, if applicable) is as described above in paragraph 6.4. Any capital gain made from the disposal of the Options (or Additional Options, if applicable) will be combined with any other capital gains an Eligible Shareholder has made for the income year. The total capital gains will then be reduced by any capital losses an Eligible Shareholder has made in the income year or can deduct from a prior income year. The resulting net capital gain (if any) will consequently be included in the Eligible Shareholder’s assessable income for the income year, subject to any available CGT discount (see below). A capital loss that arises on the disposal of Options (or Additional Options, if applicable) may only be offset against an Eligible Shareholder’s assessable capital gains (before taking into account the CGT discount, if applicable) for the current income year. Any excess capital loss may be applied against the Eligible Shareholder’s future assessable apital gains (before taking into account the CGT discount, if applicable). A capital loss is not available to reduce other revenue or assessable income amounts. Capital Gains Discount Any capital gain arising to Eligible Shareholders who are resident individuals and trusts (other than trusts that are complying superannuation funds) can generally be reduced by 50% (after first offsetting current year or prior year capital losses from other asset disposals) if they hold their Options (and Additional Options, if applicable) for at least 12 months after the Options (and Additional Options, if applicable) are acquired. Eligible Shareholders which are complying superannuation funds, can generally reduce their capital gain by one-third (after first offsetting current year or prior year capital losses from other asset disposals) if they hold their Options (and Additional Options, if applicable) for at least 12 months after those Options are acquired. The CGT discount is not available to Eligible Shareholders that are companies. Options (and Additional Options, if applicable) will be treated for the purposes of the CGT discount as having been acquired when the Eligible Shareholder exercises the Entitlement to acquire Options. 6.6 Expiry of Options – without exercise Where an Option (or Additional Option) is acquired but expires without being exercised, then the Eligible Shareholder will make a capital loss, being the cost base of the Options or Additional Options (as applicable) (as described above in paragraph 6.4). The capital loss will be made when the Option (or Additional Option) expires. 6.7 Exercise of Options to acquire New Shares Where the Option is exercised, then: any capital loss (or gain) on the Option is disregarded; and the cost base of the Option will form part of the cost base of the Shares acquired upon exercise of the Options.

The New Shares will be treated as being acquired on the day on which the Option is exercised. The cost base of the New Shares will be the cost base of the Options (as described above) plus the Exercise Price of the Options. Taxation of Financial Arrangements An Entitlement or an Option (or Additional Option, if applicable) is a ‘financial arrangement’. The Taxation of Financial Arrangement (TOFA) provisions apply to make assessable or deductible, gains or losses arising from certain ‘financial arrangements’. These provisions have limited application to rights such as the Entitlements and Options but can apply for certain income tax years commencing on or after 1 July 2010. However, a taxpayer can elect to apply the TOFA rules to income tax years commencing on or after 1 July 2009 and may also elect to apply the TOFA rules to existing financial arrangements held at the relevant start date. Some taxpayers are excluded from the TOFA rules unless they make an election for them to apply. This includes: individuals; superannuation funds with asset values of less than $100 million; managed investment schemes with asset values of less than $100 million; other entities with asset values of less than $300 million. As the application of the TOFA rules is dependent on the particular facts and circumstances of the taxpayer, Eligible Shareholders should obtain their own advice in relation to the potential application of the TOFA rules, in light of their own individual facts and circumstances. 6.8 Withholding taxes The law requires that tax be withheld by Australian resident companies from dividends paid to certain shareholders (for example, subject to certain exceptions, Australian tax resident shareholders who have not provided their Tax File Number (TFN) or Australian Business Number (ABN) or shareholders who are not Australian residents for tax purposes). If you are an Australian tax resident Shareholder, and you have not previously provided your TFN or ABN to the Company, you may wish to do so prior to exercising an Option to ensure that withholding tax is not deducted from any dividends payable to you. If you do provide your TFN or ABN, withholding tax is not deducted from any dividends payable to you. If you do not provide your TFN or ABN, withholding tax may be deducted at the highest marginal tax rate plus Medicare levy (46.5%). Any amount of tax withheld from payments paid to you can be claimed as a credit in your Australian tax return. You are able to provide your TFN online with the Registry at www.investorserve.com.au. When providing your details online, you will be required to enter your SRN or HIN, as shown on your Issuer Sponsored/ CHESS statements and other personal details such as your postcode. Collection of TFNs/ABNs in relation to your investment in the Company is authorised, and its use and disclosure are strictly regulated, by the tax laws and the Privacy Act. For more information about the use of TFNs and/or ABNs, please consult your professional adviser or contact the ATO. 6.9 Other Australian taxes No goods and services tax (GST) is payable and no stamp duty should be payable in respect of the grant or exercise of the Entitlements or the acquisition of Options (and Additional Options, if applicable). Eligible Shareholders should seek specific advice in respect of any stamp duty issues arising from an exercise of an Option in their particular circumstances.

7. Management of Entitlement Offer On 19 March 2013, the Company entered into an engagement letter with the Manager, under which the Manager has agreed to manage the Entitlement Offer (as well as the SPP) (Engagement Letter). In accordance with the Engagement Letter and as is customary with these types of arrangements: The Company has (subject to certain limitations) agreed to indemnify the Manager, its related bodies corporate and affiliates and their respective officers, directors employees and agents against losses suffered or incurred in connection with the Entitlement Offer (and SPP); The Company and the Manager have given representations, warranties and undertakings in connection with (among other things) the conduct of the Entitlement Offer (and SPP); and The Company or the Manager may terminate the Engagement Letter by giving 10 days prior written notice to the other party and be released from its obligations under. The Manager has not authorised or caused the issue of this Prospectus and takes no responsibility for any information in this Prospectus or any action taken by you on the basis of such information. To the maximum extent permitted by law, the Manager excludes and disclaims all liability, for any expenses, losses, damages or costs incurred by you as a result of your participation in the Entitlement Offer and the information in this Prospectus being inaccurate or incomplete in any way for any reason, whether by negligence or otherwise. 8. Consents Each of the parties named below: has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named; has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified below; and to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements in, or omissions from, this Prospectus, other than the reference to its name in the form and context in which it appears and any statement included in this Prospectus with its consent, as specified in the table below. Role Consenting party Consent Manager Ord Minnett Limited Consent to be named Australian legal adviser Minter Ellison Consent to be named Registry Boardroom Pty Limited Consent to be named 9. Interests of Directors Other than as set out below or elsewhere in this Prospectus: No Director or proposed Director has, or has had in the two years before lodgement of this Prospectus, an interest in: the formation or promotion of the Company; O any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Entitlement Offer; or

O the Entitlement Offer itself. No amounts, whether in cash or Options or Shares or otherwise, have been paid or agreed to be paid and no benefits have been given or agreed to be given to any Director either to induce them to become, or to qualify them as, a Director, or otherwise for services rendered by them in connection with: O the promotion or formation of the Company; or O the Entitlement Offer. As at the date of this Prospectus, the Directors have the following interests in issued securities of the Company, either directly or indirectly: Director Interest in Shares Interest in unquoted options in PRR (of various exercise prices and expiry dates) Lucy Turnbull A.O. 5,072,076 10,000,000 Albert Wong 3,350,000 7,500,000 Matthew Lehman 1,280,263 1,700,000 Richard Hammel 10,257,487 5,000,000 Martin Rogers 20,354,679 10,000,000 Russell Howard* Nil. Nil. The Company has also sought Shareholder approval under ASX Listing Rule 10.11 for the above named Directors (excluding Russell Howard) to be issued with up to $2 million (in aggregate) worth of shortfall shares under the SPP. Should members approve the issue of shortfall shares under the SPP, the Directors named in the above table (other than Russell Howard) will increase their individual interest in Shares in as yet unspecified proportions. 75,000 of Mr. Lehman’s Shares are held in the form of 2,500 American Depository Receipts (ADRs). Each ADR is represents 30 Shares. * Russell Howard was appointed as a Director on 8 May 2013. None of the Directors currently hold any of the Options to be issued under the Entitlement Offer. 10. Interests of advisers and costs of the Entitlement Offer Other than as set out below or elsewhere in this Prospectus, no adviser involved in the preparation of this Prospectus (nor any firm in which any adviser is a partner), has held at any time in the past two years any interests in: the formation or promotion of the Company; any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Entitlement Offer; or the Entitlement Offer itself. In addition, other than as set out below, no amounts (whether in cash, Options or Shares or otherwise) have been paid or agreed to be paid and no benefits have been given or agreed to be given to any adviser (or any firm in which the adviser is a partner) for services rendered by the adviser, or the adviser’s firm in connection with the promotion or formation of the Company or in connection with the Entitlement Offer:

Ord Minnett Limited has acted as Manager to the Entitlement Offer and the SPP. In relation to these services, the Company has agreed to pay the Manager a fixed fee of $150,000 (plus GST and disbursements). The Company will also pay the Manager a fee equivalent to 5.0% (plus GST) of the gross proceeds of any amount raised with the assistance of the Manager from shortfall from the Entitlement Offer and / or SPP (if any); and Minter Ellison has acted as Australian legal advisers to the Company in relation to this Prospectus and the Entitlement Offer. In aggregate, the Company has paid or agreed to pay $37,300 (plus GST and disbursements) for these services to the date of this Prospectus. Further amounts may be paid to Minter Ellison in accordance with their usual time based charge out rates. 11. Foreign jurisdictions The information in this Prospectus has been prepared to comply with the applicable requirements of the securities laws of Australia. The information in this Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify the Entitlement Offer, the Entitlements, the Options, the Additional Options (if any) or the New Shares, or otherwise permit a public offering of the Options or the New Shares, in any jurisdiction outside of Australia or New Zealand. Return of the personalised Entitlement and Acceptance Form or your BPAY payment will be taken by the Company to constitute a representation by you that there has been no breach of any laws of a jurisdiction outside Australia or New Zealand. The distribution of this Prospectus (including an electronic copy) outside Australia and New Zealand may be restricted by law. If you come into possession of this Prospectus, you should observe such restrictions and should seek your own advice on such restrictions. Any non-compliance with these restrictions may contravene applicable securities laws. 11.1 New Zealand This Prospectus contains an offer to Eligible Shareholders in Australia and New Zealand of Options to acquire continuously quoted securities (as that term is defined in the Corporations Act) and has been prepared in accordance with section 713 of the Corporations Act. This Prospectus is not a New Zealand prospectus or an investment statement and has not been registered, filed with or approved by any New Zealand regulatory authority or under or in accordance with the Securities Act 1978 (New Zealand) or any other relevant law in New Zealand. This Prospectus may not contain all of the information that an investment statement or prospectus under New Zealand law is required to contain. Options are not being offered or sold to the public within New Zealand and no member of the public in New Zealand may accept an offer made under this Prospectus, other than persons, being Eligible Shareholders, to whom it is permissible for any offer under this Prospectus to be made in reliance on an exemption from the New Zealand Securities Act (Overseas Companies) Exemption Notice 2013. 11.2 United States This Prospectus and any material accompanying it may not be released or distributed in the United States. This Prospectus and any material accompanying it does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. The Entitlements, Options, Additional Options and New Shares have not been, and will not be, registered under the US Securities Act or the securities laws of any state or other jurisdiction of the United States. The Entitlements may not be taken up by persons in the United States and the Options (and Additional Options, if applicable) may not be offered or sold in the United States except in transactions exempt from, or not subject to the registration requirements of the US Securities Act and the applicable securities laws of any state or other jurisdiction of the United States. The Options (and Additional Options, if any) to be offered and sold to Eligible Shareholders will only be sold in ‘offshore transactions’ (as defined in Rule 902(h) under the US Securities Act) in compliance with Regulation S thereunder. 12. Entitlement and Acceptance Form By completing and returning your personalised Entitlement and Acceptance Form or making a payment by BPAY you will be deemed to have acknowledged, represented and warranted that you, and each person on whose account you are acting: acknowledge that you have fully read and understood both this Prospectus and your personalised Entitlement and Acceptance Form in their entirety and you acknowledge the matters and make the warranties and representations and agreements contained in this Prospectus and the personalised Entitlement and Acceptance Form; agree to be bound by the terms of the Entitlement Offer, the provisions of this Prospectus and the Constitution; authorise the Company to register you as the holder(s) of the Options (and Additional Options, if applicable to you) issued to you; declare that all details and statements in the personalised Entitlement and Acceptance Form are complete and accurate; declare you are over 18 years of age and have full legal capacity and power to perform all your rights and obligations under the personalised Entitlement and Acceptance Form; acknowledge that once the Company receives your personalised Entitlement and Acceptance Form or any payment of Application Monies via BPAY, you may not withdraw your Application or Application Monies except as allowed by law; agree to apply for and be issued up to the number of Options (and Additional Options, if applicable to you) specified in the personalised Entitlement and Acceptance Form, or for which you have submitted payment of any Application Monies via BPAY, at the Offer Price per Option; authorise the Company, the Manager and the Registry and their respective officers or agents to do anything on your behalf necessary for Options (including Additional Options, f applicable) to be issued to you, including to act on instructions of the Registry upon using the contact details set out in your personalised Entitlement and Acceptance Form; declare that you were the registered holder(s) at the Record Date of the Shares indicated on the personalised Entitlement and Acceptance Form as being held by you on the Record Date; acknowledge that the information contained in this Prospectus and your personalised Entitlement and Acceptance Form is not investment advice or financial product advice and they have been prepared without taking into account your investment objectives, financial circumstances or particular needs or circumstances. You acknowledge that this Prospectus and your personalised Entitlement and Acceptance Form is not a recommendation that Options (and Additional Options, if applicable to you) are suitable for you given your investment objectives, financial situation or particular needs; acknowledge the statement of risks in Section 4 of this Prospectus and that investments in the Company are subject to risk; acknowledge that none of the Company, the Manager, or their respective related bodies corporate, affiliates or respective directors, officers, partners, employees, representatives, agents, consultants or advisers, guarantee the performance of the Company, nor do they guarantee the repayment of capital;

agree to provide (and direct your nominee or custodian to provide) any requested substantiation of your eligibility to participate in the Entitlement Offer and of your holding of Shares on the Record Date; authorise the Company to correct any errors in your personalised Entitlement and Acceptance Form or other form provided by you; represent and warrant that the law of any place does not prohibit you from being given this Prospectus and the personalised Entitlement and Acceptance Form, nor does it prohibit you from making an Application for Options (or Additional Options, if applicable); and represent and warrant that your acceptance of the Entitlement Offer does not breach any laws in a jurisdiction outside Australia or New Zealand. By completing and returning your personalised Entitlement and Acceptance Form or making a payment by BPAY, you will also be deemed to have acknowledged, represented and warranted on your own behalf and on behalf of each person on whose account you are acting that you are an Eligible Shareholder (as defined in the ‘Additional information’ section of this Prospectus) or otherwise eligible to participate in the Entitlement Offer and: you and each person on whose account you are acting are not in the United States and are not otherwise a person to whom it would be illegal to make an offer of or issue of Entitlements or Options (or Additional Options, if any) under the Entitlement Offer and under any applicable laws and regulations; the Entitlements and Options (or Additional Options, if any) have not been, and will not be, registered under the US Securities Act or the securities laws of any state or other jurisdiction in the United States, or in any other jurisdiction outside Australia or New Zealand and, accordingly, the Entitlements may not be taken up, and the Options (and Additional Options, if applicable) may not be offered, sold or otherwise transferred, except in accordance with an available exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and any other applicable securities laws; you and each person on whose account you are acting have not and will not send any materials relating to the Entitlement Offer to any person in the United States; if in the future you decide to sell or otherwise transfer the Options (or Additional Options, if applicable to you), you will only do so in regular way transactions on the ASX where neither you nor any person acting on your behalf know, or have reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the United States; and if you are acting as a nominee or custodian, each beneficial holder on whose behalf you are submitting the personalised Entitlement and Acceptance Form is not in the United States, and you have not sent this Prospectus, the personalised Entitlement and Acceptance Form or any information relating to the Entitlement Offer to any such person. 13. Governing law The information in this Prospectus, the Entitlement Offer, and dealings in the Entitlements and the contracts formed on acceptance of the Entitlement Offer pursuant to the personalised Entitlement and Acceptance Forms are governed by the law applicable in New South Wales, Australia. Each Eligible Shareholder who applies for Options (and, if applicable, Additional Options) submits to the non-exclusive jurisdiction of the courts of New South Wales, Australia.

14. Consents to lodgement of this Prospectus Each Director of the Company has consented, and not withdrawn their consent, to the lodgement of this Prospectus with ASIC as required by section 720 of the Corporations Act.

6 Glossary In this Prospectus: A$ or $ means Australian dollars. Additional Option means an Option applied for by an Eligible Shareholder in excess of its Entitlement, and only issued to that Eligible Shareholder if there is a sufficient shortfall of Options from Eligible Shareholders who do not take up their Entitlement in full or from Options that would have been offered to Ineligible Shareholders had they been eligible to participate in the Entitlement Offer (subject to scale back as disclosed in this Prospectus). Applicant means a person who has applied for Options (and Additional Options, if applicable) under the Entitlement Offer by submitting an Application. Application means an application for Options (and Additional Options, if applicable) under the Entitlement Offer using a personalised Entitlement and Acceptance Form (with Application Money) or the payment of Application Money by BPAY. Application Money or Monies means monies received from the Applicants in respect of their Application. ASIC means the Australian Securities and Investments Commission. ASX means ASX Limited ABN 98 008 624 691 or the financial market operated by it, as the context requires. ASX Listing Rules or Listing Rules means the listing rules administered by ASX. ASX Settlement Operating Rules means the settlement operating rules administered by ASX. CGT means Capital Gains Tax. CHESS means the Clearing House Electronic Sub-register System, operated by ASX Settlement Pty Limited. Closing Date means the date on which the Entitlement Offer closes, being 5.00 pm (Sydney time) on Friday, 7 June 2013. Company means Prima BioMed Ltd ABN 90 009 237 889. Constitution means the Company’s constitution. Corporations Act means the Corporations Act 2001 (Cth). CRN means Customer Reference Number. Director means a director of the Company. Eligible Shareholder means a Shareholder who satisfies the criteria in paragraph 2 of Section 2 of this Prospectus. Engagement Letter means an engagement letter entered into between the Company and the Manager, under which the Manager has agreed to manage the Entitlement Offer. Entitlement means the number of Options that an Eligible Shareholder is entitled to apply for under the Entitlement Offer, as determined by the number of Shares held by that Eligible Shareholder on the Record Date. Entitlement and Acceptance Form means the personalised entitlement and acceptance form accompanying this Prospectus.

Entitlement Offer means the 1 for 4 non-renounceable entitlement offer of Options to acquire New Shares at the Offer Price made under this Prospectus. Entitlement Offer Period means the period from and including the date on which the Entitlement Offer opens, being Monday, 27 May 2013, until and including the Closing Date. Example SPP Offer Price means an estimated SPP Offer Price of $0.0764 for the purposes of illustrating an approximate number of Shares that may be issued under the SPP (calculated as the volume weighed average price of Shares traded over the 10 trading days prior to the date of this Prospectus, less a 5% discount). Excess Amount means Application Money received by the Company from an Eligible Shareholder in excess of the Application Money required to pay for in full an Eligible Shareholder’s full Entitlement. Exercise Price means $0.20 per Option. Expiry Date means the expiry date for Options (including Additional Options, if applicable), being 5.00pm (Sydney time) on Monday, 19 June 2017. FDA means the U.S. Food and Drug Administration. Financial Information means the financial information included in the Prospectus comprising of the Company’s statement of financial position as at 31 December 2012 (unaudited) and the Pro Forma Balance Sheet. GAAP means generally accepted accounting principles. GST means Goods and Services Tax. HIN means Holder Identification Number, as shown on the Applicant’s Issuer Sponsored/CHESS statements. IFRS means International Financial Reporting Standards. Ineligible Shareholder means a Shareholder who does not satisfy the criteria in paragraph 2 of Section 2 of this Prospectus. Manager means Ord Minnett Limited ACN 002 733 048. Notice of Exercise of Options means a notice, in a form approved by the Company, completed by an Optionholder to notify the Company of the Optionholder’s intention to exercise a particular number of their Options. New Share means a new fully paid ordinary share in the Company. Offer Price means $0.02 per Option. Option means an option to acquire a New Share. Optionholder means a person who holds an Option. Prospectus means this prospectus. Pro Forma Balance Sheet means a pro forma statement of financial position as at 31 December 2012 (unaudited), giving effect to Entitlement Offer and the SPP (including any shortfall) as though both transactions had occurred as at 31 December 2012. PRR Group means the Company and its subsidiaries. Record Date means the record date for the Entitlement Offer, being 5.00 pm (Sydney time) on Tuesday, 21 May 2013.

Regulatory Guide 230 means Regulatory Guide 230 Disclosing non-IFRS financial information, released by ASIC in December 2011. SEC means the U.S. Securities and Exchange Commission. Share means a fully paid ordinary share in the capital of the Company. Shareholder means a person who holds a Share or Shares. Share Registry or Registry means the Company’s Share registry, Boardroom Pty Limited ABN 14 003 209 836. Shortfall Options means any Option not subscribed for by Eligible Shareholders under the Entitlement Offer. SPP means the share purchase plan being conducted by the Company in accordance with the SPP offer booklet given to ASX on Thursday, 11 April 2013. SPP Offer Price means the offer price for the Shares to be issued under the SPP. SRN means Security Reference Number, as shown on the Applicant’s Issuer Sponsored/CHESS statements. TFN means Tax File Number. TOFA means Taxation of Financial Arrangement. US Person means a “US Person” as that term is defined in Rule 902(k) under the US Securities Act. US Securities Act means the U.S. Securities Act of 1933.

Corporate directory Registered office Prima BioMed Ltd Level 17, 151 Macquarie Street Sydney NSW 2000 Website www.primabiomed.com.au Securities exchange listing The Company’s Shares are quoted on ASX under the code “PRR”. It is expected that the Options (and Additional Options, if any) will be quoted on ASX under the code “PRRO”. Manager Ord Minnett Limited Level 8 NAB House 255 George Street Sydney NSW 2000 Australian legal adviser Minter Ellison Aurora Place 88 Phillip Street Sydney NSW 2000 Registry Boardroom Pty Limited Level 7 207 Kent Street Sydney NSW 2000 Tel (within Australia): 1300 737 760 Tel (outside Australia): +61 2 9290 9600 Shareholder enquiry line Australia 1300 737 760 International +61 2 9290 9600 Open 8.15 am to 5.30 pm (Sydney time) Monday to Friday during the Entitlement Offer Period.

PRIMA BIOMED LTD

Australian Cancer Treatment Company

ABN 90 009 237 889

BoardRoom
Boardroom Pty Limited
GPO Box 3993
Sydney NSW 2001
Tel: 1300 737 760 (within Aust)
Tel: + 61 2 9290 9600 (outside Aust)
Fax: + 61 2 9279 0664
www.boardroomlimited.com.au
enquiries@boardroomlimited.com.au

ENTITLEMENT AND ACCEPTANCE FORM

DPID
Name & address
Name & address
Name & address
Name & address
Name & address
Name & address

Entitlement No.	123456
Subregister	CHESS
SRN/HIN.	I123456789
Number of Shares held at 5pm (Sydney time) on 21 May 2013	100,000

Offer closes: 5pm (Sydney time) 7 June 2013

Barcode

NON-RENOUNCEABLE PRO RATA ENTITLEMENT OFFER OF OPTIONS AT AN OFFER PRICE OF $0.02 PER OPTION ON THE BASIS OF ONE OPTION FOR EVERY FOUR ORDINARY SHARES HELD ON THE RECORD DATE.

A Acceptance

If you wish to accept your **FULL ENTITLEMENT** please either make your BPAY payment for the **AMOUNT SHOWN BELOW** or complete and return this personalised Entitlement and Acceptance Form **WITH YOUR PAYMENT FOR THE AMOUNT SHOWN BELOW**. Payment by BPAY or the return of this form by the Closing Date with payment will constitute your acceptance of the Entitlement Offer. Your signature is only required when an alteration to your address is indicated by you overleaf.

Entitlement to Options on the basis of one Option for every four Shares held	Price per Option	Amount payable for full acceptance, at $0.02 per Option
25,000	**$0.02 per Option =**	$500.00

If you wish to accept **PART OF YOUR ENTITLEMENT ONLY** please make your BPAY payment for the appropriate amount payable or complete this personalised Entitlement and Acceptance Form showing in the box below the number of Options being applied for and the appropriate amount payable.

Number of Options applied for	Price per Option	Amount payable
	$0.02 per Option =	**$**

B Apply for Additional Options

If you wish to apply for Options in excess of your Entitlement (ie Additional Options) please insert the number of Additional Options you wish to apply for in the box below and the appropriate amount payable. These Additional Options will only be issued to you if available.

Number of Additional Options applied for	Price per Option	Amount payable
	$0.02 per Option =	**$**

C Payment

Payment may only be made by BPAY or cheque (or bank draft) and in Australian dollars. Cash will not be accepted and payments cannot be made at any bank.

Payment Option 1 - BPAY

Biller Code: XXXXXX
Ref: 123456789

Telephone & Internet Banking - BPAY®
Contact your bank, credit union or building society to make this payment from your cheque or savings account.
More info: www.bpay.com.au
® Registered to BPAY Ltd ABN 69 079 137 518

- To pay via BPAY please contact your participating financial institution.
- **If paying by BPAY you do not need to return this Entitlement and Acceptance Form.**
- If paying by BPAY the amount of your payment received divided by the Offer Price will be deemed to be the total number of Options (and Additional Options, in respect of any Excess Amount, if applicable) you are applying for.

Payment Option 2 – Cheque (Record cheque details below)

DRAWER	CHEQUE NO.	BSB NO.	ACCOUNT NO.	AMOUNT A$

- Only cheques or bank drafts in Australian dollars and drawn on a bank or financial institution in Australia will be accepted.
- Your cheque or bank draft must be made payable to '**PRR Entitlement Offer**' and crossed '**Not Negotiable**'.
- If paying by cheque (or bank draft), you must complete this personalized Entitlement and Acceptance Form.

Sample

D Contact Details

CONTACT NAME	TELEPHONE WORK	TELEPHONE HOME	EMAIL ADDRESS
	( )	( )	

By submitting this personalised Entitlement and Acceptance Form or by using the BPAY facility, I/We represent and warrant that I/we have read and understood the Prospectus to which this form relates and declare that this Application is completed and lodged according to the Prospectus and the instructions on the reverse of this form and declare that all details and statements made by me/us are complete and accurate. I/We agree to be bound by the constitution of the Company and agree to the terms and conditions of the Entitlement Offer under the Prospectus. I/We represent and warrant that I/we have not relied on any other information provided by the Company other than as set out in the Prospectus when making my/our decision to invest.

LODGEMENT INSTRUCTIONS TO APPLICANTS

Please read these instructions carefully

ACCEPTANCE OF YOUR ENTITLEMENT IN PART OR IN FULL (AND, IF APPLICABLE, APPLYING FOR ADDITIONAL OPTIONS)

Multiply the total number of Options for which you are applying by $0.02 then fill in the acceptance details, where necessary, in the space provided on the front of this form. Complete your cheque (or bank draft) details above and send your cheque/bank draft and completed form to:

Boardroom Pty Limited
GPO Box 3993
SYDNEY NSW 2001

Telephone No. 02 9290 9600
Facsimile No. 02 9279 0664

If you do not deal with your entitlement it will lapse at 5.00 pm (Sydney time) on 7 June 2013.

PAYMENT

Cheque (or bank draft)

All cheques (or bank drafts) are to be made payable to '**PRR Entitlement Offer**' and crossed '**Not Negotiable**'.

BPAY

Refer to the front of this form for the Biller Code and Customer Reference Number applicable to you. Payments must be received by BPAY before **5.00 pm (Sydney Time) on 7 June 2013**.

PAYMENT - OVERSEAS RESIDENTS

Overseas Shareholders who are permitted to apply for Options must obtain a bank draft in Australian currency payable on a bank in Australia, or where the Shareholder has an account with a bank in Australia, by a cheque drawn on that bank within Australia.

The Australian currency draft should be attached to your completed form and the document mailed to:

Boardroom Pty Limited
GPO Box 3993
SYDNEY NSW 2001

OVERSEAS SHAREHOLDERS ARE STRONGLY ADVISED TO ENSURE THEIR DOCUMENTS ARE POSTED TO AUSTRALIA BY AIRMAIL.

Personal cheques drawn on overseas banks in Australian or any foreign currency will not be accepted. These will be returned and the acceptance deemed to be invalid.

INTERPRETATION

Unless otherwise defined, capitalised terms in this Entitlement and Acceptance Form have the meanings given to them in the Prospectus.

CHANGES OF ADDRESS SUPPORTED BY YOUR SIGNATURE(S)

If your address is not exactly as shown, please provide details below. This is only relevant for Issuer Sponsored registered holdings. CHESS holders must notify your sponsoring broker for amendments to holdings on the CHESS Subregister.

CHANGE OF ADDRESS DETAILS – ISSUER SPONSORED ONLY		
SIGN HERE FOR ADDRESS AMENDMENTS:		
Shareholder 1 (individual) / Sole director & sole company secretary	Joint Shareholder 2 (individual) / director	Joint Shareholder 3 (individual) / director / company secretary *(delete one)*

Privacy Statement:

Boardroom Pty Limited advises that Chapter 2C of the *Corporations Act 2001* (Cth) requires information about you as a Shareholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your holding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this Entitlement and Application Form. Our privacy policy is available on our website http://www.boardroomlimited.com.au/Privacy.html

Sample